1 ROBBINS ARROYO LLP
   BRIAN J. ROBBINS (190264)
2 FELIPE J. ARROYO (163803)
   SHANE P. SANDERS (237146)
3 600 B Street, Suite 1900
   San Diego, CA 92101
4 Telephone: (619) 525-3990
   Facsimile: (619) 525-3991
5 E-mail: brobbins@robbinsarroyo.com
           farroyo@robbinsarroyo.com
6   ssanders@robbinsarroyo.com

7 Lead Counsel for Plaintiffs

8   UNITED STATES DISTRICT COURT

9   NORTHERN DISTRICT OF CALIFORNIA

10   SAN JOSE DIVISION

11 | IN RE YAHOO! INC. | Lead Case No. 5:17-cv-00787-LHK |
    | SHAREHOLDER DERIVATIVE | |
12 | LITIGATION | (Consolidated with No. 5:17-cv-00810-LHK) |
13
14 | This Document Relates To: | Hon. Lucy H. Koh |
    | | Courtroom: 8, 4th Floor |
15 | ALL ACTIONS. | |

16

17   **VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE**
18   **COMPLAINT**

19

20

21

22

23

24

25

26   **[REDACTED VERSION OF DOCUMENT SOUGHT TO BE SEALED.]**

27

28

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

NATURE AND SUMMARY OF THE ACTION

1.   This is a stockholder derivative action brought by plaintiffs on behalf of Altaba Inc., formerly known as Yahoo! Inc. (referred to herein as "Yahoo," "Altaba," or the "Company," as appropriate),[1] against certain of its officers and directors for violations of the federal securities laws, breach of fiduciary duties, unjust enrichment, violations of California Corporations Code sections 25402 and 25403, and other violations of law. These wrongs have resulted in hundreds of millions of dollars in damages to the Company.

2.   In 2013 and 2014, Yahoo was subjected to two massive data breaches. In the 2014 data breach, 500 million Yahoo accounts were compromised. The 2013 data breach was even bigger, compromising approximately *one billion* accounts. The 2013 and 2014 data breaches are the two largest data breaches ever reported. Indeed, analysts have referred to the 2013 breach as "the Exxon Valdez of security breaches" because "1 billion accounts [were] compromised, when there are only 3 billion people with Internet access in the world."

3.   As Yahoo's public filings and internal books and records[2] make clear, the members of its Board of Directors (the "Board") were well aware of and understood the importance of cybersecurity in protecting the Company's customers' private information, and the significant impact security breaches would inevitably have on the Company's business.

4.   Accordingly, as Yahoo's books and records also confirm, the directors ███████ ██ The Board was ██████████ ██ ██

---

[1] On June 13, 2017, Yahoo completed the sale of its operating business to Verizon Communications Inc. ("Verizon") and the Company changed its name to Altaba Inc. on June 16, 2017. In connection with the name change, shares of Yahoo previously traded on the NASDAQ Global Select Market under the ticker symbol "YHOO" currently trade under the new ticker symbol "AABA."

[2] Document citations with Bates numbers and a "YHOO S'holder Demand" prefix were provided by Yahoo pursuant to the Confidentiality and Non-Disclosure Agreement entered into between Plaintiffs and Yahoo on June 26, 2017.

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VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   ██████████   And they were well aware of ████████████████████

2   ████████████

3   5.   Specifically, the Board and/or Audit and Finance Committee ███████████

4   ██

5   ████████████████████████   The Board and/or the Audit and Finance

6   Committee ██

7   ██████████████████████████████████   The Audit and Finance

8   Committee ██

9   ████████████████   (*see* YHOO S'holder Demand 000832; YHOO S'holder Demand

10 000841), ██████████   (*see* YHOO S'holder Demand 001228-001229; YHOO S'holder Demand

11 001297-001299), ██████████   (*see* YHOO S'holder Demand 001753-001754), ██████████

12 (*see* YHOO S'holder Demand 001774; YHOO S'holder Demand 001798-001799; YHOO S'holder

13 Demand 001802-001803), ██████████   (*see* YHOO S'holder Demand 002088; YHOO S'holder

14 Demand 002235-002241), ██████████   (*see* YHOO S'holder Demand 002430-002431; YHOO

15 S'holder Demand 002515-002543), ██████████   (*see* YHOO S'holder Demand 002736;

16 YHOO S'holder Demand 002780-002781), ██████████   (*see* YHOO S'holder Demand

17 002813-002814; YHOO S'holder Demand 002903-002972), and ██████████   (*see* YHOO S'holder

18 Demand 003146-003192). And the Board ████████████████████████████

19 ██████████████████████   (*see* YHOO S'holder Demand 000450),

20 ██████████   (*see* YHOO S'holder Demand 000971), ██████████   (*see* YHOO S'holder

21 Demand 001370), ██████████   (*see* YHOO S'holder Demand 002253), ██████████

22 (*see* YHOO S'holder Demand 002582), and ██████████   (*see* YHOO S'holder Demand

23 003146-003192). Among other data breaches and cybersecurity incidents, the Company became

24 aware of the 2014 breach, internally code-named ██████████████   in late 2014.

25   6.   Despite knowledge of numerous significant data breaches at Yahoo and the fact that

26 the Company was a frequent target for nation-state spies, the Board and the Audit and Finance

27 Committee utterly failed to ensure that the Company implemented and maintained adequate

28 cybersecurity and risk protocols and controls. Defending against hackers "[t]ook a [b]ack [s]eat,"

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VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1 and the Company "was slow[] to invest in the kinds of defenses necessary to thwart sophisticated

2 hackers that are now considered standard in Silicon Valley." For example, "the security team was at

3 times turned down when it requested new tools and features such as strengthened cryptography

4 protections, on the grounds that the requests would cost too much money, were too complicated, or

5 were simply too low a priority." As a result, Yahoo continued to utilize outdated security methods,

6 which, as the defendants knew, exposed the Company to significant risk of large data breaches—

7 including, in particular, the 2013 and 2014 breaches.

8   7.   Just as troubling as the data breaches themselves is that the Company failed to notify

9 users and the public in general about these data breaches for years. The Company has admitted that

10 it "identified that a state-sponsored actor had access to the Company's network in late 2014," and the

11 Company's internal documents show that the Board ███████████████████████████████████

12 █████████████ Yet, the Company did not notify its users about the 2014 data breach until September

13 22, 2016. And the Company did not inform users about the 2013 data breach until December 14,

14 2016. Thus, for two years after Yahoo learned of at least the ███████████, the Company's users

15 continued using their Yahoo accounts unaware that hackers had access to their personal information

16 including, in some cases, passwords.

17   8.   In addition to this withholding of information being dishonest, corrupt, and morally

18 reprehensible, Yahoo's delay in notifying its users of the data breaches violated applicable federal

19 and state laws and SEC guidelines. In October 2011, the U.S. Securities and Exchange Commission

20 ("SEC") issued guidelines addressing disclosure requirements concerning cybersecurity risks and

21 incidents, noting that "[t]he federal securities laws, in part, are designed to elicit disclosure of timely,

22 comprehensive, and accurate information about risks and events that a reasonable investor would

23 consider important to an investment decision." The Audit and Finance Committee ███████████

24 ██

25 █████████████████ *See, e.g.*, YHOO S'holder Demand 000296. Forty-seven states also

26 require companies to alert consumers when they have been hacked. Yahoo's terms of service state

27 that users agree that the laws of the state of California will govern all claims between a user and

28 Yahoo. Under California Civil Code section 1798.82, Yahoo was required to inform users of the

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1 data breach "in the most expedient time possible and without unreasonable delay." The defendants

2 knew that if Yahoo was hit by a data breach and failed to advise its users, the Company would be

3 violating the law and opening itself up to substantial harm in litigation brought by affected users.

4 The two-year delay in disclosing the 2014 data breach—the largest data breach ever (until the 2013

5 data breach was disclosed)—was undoubtedly "unreasonable."

6   9.   The data breaches and the Company's knowledge of the data breaches since 2014 also

7 render defendants' statements about Yahoo's data security, including the efficacy of its encryption of

8 user data and the adequacy of its protocols and internal controls, false and misleading.

9   10.   Upon disclosure of the data breaches, Yahoo's market capitalization fell 4.21%, or

10 $1,770,315,612, between September 22, 2016 and September 26, 2016, and 6.11%, or

11 $2,385,311,205, between December 14, 2016 and December 15, 2016.

12   11.   Preceding the public disclosure of the 2013 and 2014 data breaches, in early 2016,

13 stockholders began to pressure defendant Marissa A. Mayer ("Mayer") and the Board to sell the

14 Company's core business, in light of the Company's failing performance and ineffective leadership.

15 On July 23, 2016, Yahoo agreed to sell its operating assets to Verizon for $4.8 billion. However,

16 when Verizon uncovered the then-undisclosed 2014 data breach, Yahoo was caught red-handed and

17 left completely exposed. Verizon informed the Company that it viewed the data breach revelations

18 as a "material adverse event" under the Purchase Agreement, and that Verizon may cancel the deal

19 or require substantial concessions or amendments. Verizon ultimately took advantage of its

20 newfound leverage, compelling Yahoo to reduce the purchase price by $350 million, to agree to pay

21 50% of post-closing cash liabilities related to the data breaches, and to agree that any liabilities

22 resulting from stockholder litigation related to the breaches is now the responsibility of

23 Yahoo/Altaba (not Verizon). A stockholder vote was conducted on June 8, 2017, and Verizon

24 completed the acquisition of Yahoo's operating assets on June 13, 2017. On June 16, 2017, Yahoo

25 officially changed its name to Altaba Inc. Yahoo's core operating assets will be integrated into

26 Verizon with the exception of Yahoo's 15% stake in Alibaba Group Holding Limited, a 36% stake in

27 Yahoo Japan Corporation, its cash, convertible notes, certain minority investments, and a noncore

28 portfolio of patents called Excalibur IP, LLC.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   12.   As a result of the defendants' misconduct, the Company is now the subject of: (i) a

2   securities class action alleging securities laws violations in connection with the improper financial

3   reporting; (ii) at least forty-three consumer class actions that allege the Company violated these

4   disclosure obligations and failed to take appropriate steps to keep its users' data safe; and (iii)

5   numerous U.S. and foreign government investigations, including by the SEC, the Federal Bureau of

6   Investigation ("FBI"), the Federal Trade Commission, and other federal, state, and foreign

7   governmental officials and agencies. The Company will expend substantial funds in connection with

8   these matters. And because of the amendments to the Verizon deal, the Company, not Verizon, will

9   be on the hook for the bulk of these damages.

10   13.   Compounding the damages suffered by the Company, certain of the defendants have

11   been unjustly enriched as a result of their misconduct. For example, with knowledge that Yahoo had

12   just suffered one of the country's largest data breaches of all time, defendant Mayer sold

13   approximately 1.2 million shares of Yahoo common stock for proceeds of more than $51 million.

14   And certain defendants were protected by the benefits of a golden parachute in connection with the

15   Yahoo-Verizon transaction. Among others, defendant Mayer received $23 million, and defendant

16   Kenneth A. Goldman ("Goldman") received $8.9 million, in connection with the Verizon deal.

17   14.   Through this derivative action, plaintiffs seek to recover from the defendants the

18   damages caused to the Company and its stockholders resulting from defendants' breaches of their

19   fiduciary duties and other violations of federal and state law.

20   **JURISDICTION AND VENUE**

21   15.   Pursuant to 28 U.S.C. §1331 and section 27 of the Securities Exchange Act of 1934

22   (the "Exchange Act"), this Court has jurisdiction over the claims asserted herein for violations of

23   sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder. This

24   Court has supplemental jurisdiction over the remaining claims under 28 U.S.C. §1367.

25   16.   As to plaintiff David Summer, jurisdiction is also conferred by 28 U.S.C. §1332.

26   Complete diversity among plaintiff Summer and all of the defendants exists, and the amount in

27   controversy exceeds $75,000, exclusive of interest and costs.

28   17.   This Court has jurisdiction over each defendant named herein because each defendant

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1 is either a corporation that conducted and/or conducts business in and maintained and/or maintains

2 operations in this District, or is an individual who has sufficient minimum contacts with this District

3 to render the exercise of jurisdiction by the District courts permissible under traditional notions of

4 fair play and substantial justice.

5   18.   Venue is proper in this Court in accordance with 28 U.S.C. §1391(a) because: (i) at

6 the time of the alleged wrongdoing and at the time this litigation was commenced, the Company

7 maintained its principal place of business in this District; (ii) one or more of the defendants either

8 resides in or maintains executive offices in this District; (iii) a substantial portion of the transactions

9 and wrongs complained of herein, including the defendants' primary participation in the wrongful

10 acts detailed herein, and aiding and abetting and conspiracy in violation of fiduciary duties owed to

11 the Company, occurred in this District; and (iv) defendants have received substantial compensation

12 in this District by doing business here and engaging in numerous activities that had an effect in this

13 District.

14 **INTRADISTRICT ASSIGNMENT**

15   **19.**   A substantial portion of the transactions and wrongdoings which give rise to the

16 claims in this action occurred in the County of Santa Clara, and as such, this action is properly

17 assigned to the San Jose division of this Court.

18 **THE PARTIES**

19 **Plaintiffs**

20   20.   Plaintiff David Summer is a stockholder of Altaba and has continuously held

21 Yahoo/Altaba stock since March 7, 2013. Plaintiff Summer is a citizen of Massachusetts.

22   21.   Plaintiff Jay Bowser is a stockholder of Altaba and has continuously held

23 Yahoo/Altaba stock since April 11, 2014.

24   22.   Plaintiff Edith Liss is a stockholder of Altaba and has continuously held

25 Yahoo/Altaba stock since April 14, 2004.

26 **Nominal Defendant**

27   23.   Nominal defendant Altaba Inc. ("Altaba") is a Delaware corporation with principal

28 executive office at 140 East 45th Street, New York, New York. Accordingly, Altaba is a citizen of

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   Delaware and New York. On June 13, 2017, Yahoo completed the sale of its operating business to

2   Verizon, and the Company changed its name to Altaba Inc. on June 16, 2017. In connection with the

3   name change, shares of Yahoo previously traded on the NASDAQ Global Select Market under the

4   ticker symbol "YHOO" currently trade under the new ticker symbol "AABA." Yahoo, together with

5   its consolidated subsidiaries, was, during the relevant time period, a guide to digital information

6   discovery, focused on informing, connecting, and entertaining users through its search,

7   communications, and digital content products. Yahoo's revenue was generated principally from

8   search and display advertising. Yahoo managed and measured its business geographically,

9   principally in the Americas, EMEA (Europe, Middle East, and Africa), and Asia Pacific. As of

10 March 31, 2017, Yahoo had approximately 8,600 full-time employees and approximately 700

11 contractors.

12 **Defendants**

13   24.   Defendant Mayer was Yahoo's Chief Executive Officer ("CEO"), President, and

14 director from July 2012 to June 2017. Defendant Mayer knowingly, recklessly, or with gross

15 negligence made improper statements in the Company's press releases and public filings concerning

16 the Company's data security and related controls; failed to reveal in a reasonable amount of time that

17 the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's

18 known security risks, including by failing to ensure the Company maintained the necessary risk

19 protocols and controls and other cybersecurity measures, despite knowledge of the Company's long

20 history of data breaches and insufficient controls to address them. While in possession of material,

21 nonpublic information concerning Yahoo's true business health, defendant Mayer sold 1,236,000

22 shares of her stock for $51,401,708.40 in proceeds. Yahoo paid defendant Mayer the following

23 compensation as an executive:

24

25

26

27

Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
2015	$1,000,000	$1,125	$14,495,494	$19,935,777	$0	$548,711	$35,981,107
2014	$1,000,000	$0	$11,752,355	$28,194,288	$1,108,800	$28,065	$42,083,508
2013	$1,000,000	$2,250	$8,312,316	$13,847,283	$1,700,000	$73,863	$24,935,712

28 Defendant Mayer is a citizen of California.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

25.   Defendant David Filo ("Filo") is a member of Altaba's "Expanded Tech Council," and has been since June 2017. Defendant Filo was Yahoo's Chief Yahoo from March 1995 to June 2017 and a director from June 2014 to June 2017. Defendant Filo founded Yahoo in March 1995. Defendant Filo was also a director from March 1995 to February 1996. Defendant Filo knowingly, recklessly, or with gross negligence made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. Yahoo paid defendant Filo the following compensation as an executive:

Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
2015	$1	$0	$0	$0	$0	$0	$1
2014	$1	$0	$0	$0	$0	$0	$1
2013	$1	$0	$0	$0	$0	$0	$1

Defendant Filo is a citizen of California.

26.   Defendant Goldman was Yahoo's Chief Financial Officer ("CFO") from October 2012 to June 2017. Defendant Goldman knowingly, recklessly, or with gross negligence made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. While in possession of material, nonpublic information concerning Yahoo's true business health, defendant Goldman sold 350,194 shares of his stock for $12,629,632.56 in proceeds. Yahoo paid defendant Goldman the following compensation as an executive:

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
2015	$600,000	$0	$3,357,738	$10,992,129	$0	$4,650	$14,954,517
2014	$600,000	$0	$2,813,080	$9,327,427	$300,000	$4,549	$13,045,056
2013	$600,000	$0	$2,597,612	$2,290,527	$500,000	$4,615	$5,992,754

Defendant Goldman is a citizen of California.

27.   Defendant Eric K. Brandt ("Brandt") is an Altaba director and has been since June 2017. Defendant Brandt was also Yahoo's Chairman of the Board from January 2017 to June 2017 and a director from March 2016 to June 2017.   Defendant Brandt was Chairman of Yahoo's Audit and Finance Committee from since April 2016 to at least February 2017 and a member of that committee from March 2016 to at least February 2017. Defendant Brandt knowingly or recklessly made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. Defendant Brandt is a citizen of California.

28.   Defendant Maynard G. Webb Jr. ("Webb") was Yahoo's Chairman of the Board Emeritus from January 2017 to June 2017 and a director from February 2012 to June 2017. Defendant Webb was also Yahoo's Chairman of the Board from August 2013 to January 2017 and was also Yahoo's Interim Chairman of the Board from April 2013 to August 2013. Defendant Webb was also a member of Yahoo's Audit and Finance Committee from at least May 2013 to at least May 2014 and from February 2016 to April 2016. Defendant Webb knowingly or recklessly made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. Yahoo paid defendant Webb the following compensation as a director:

Fiscal Year	Stock Awards	Option Awards	Total
2015	$509,908	$0	$509,908
2014	$219,982	$256,794	$476,776
2013	$219,978	$210,671	$430,649

Defendant Webb is a citizen of California.

29.   Defendant Thomas J. McInerney ("McInerney") is Altaba's CEO and a director and has been since June 2017. Defendant McInerney was also a Yahoo director from April 2012 to June 2017. Defendant McInerney was a member of Yahoo's Audit and Finance Committee from at least May 2013 to at least February 2017. Defendant McInerney knowingly or recklessly made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. Yahoo paid defendant McInerney the following compensation as a director:

Fiscal Year	Fees Paid in Cash	Stock Awards	Total
2015	$70,000	$239,990	$309,990
2014	$90,000	$219,982	$309,982
2013	$90,000	$219,978	$309,978

Defendant McInerney is a citizen of New York.

30.   Defendant Jane E. Shaw ("Shaw") was a Yahoo director from June 2014 to June 2017. Defendant Shaw knowingly or recklessly made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures,

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1   despite knowledge of the Company's long history of data breaches and insufficient controls to

2   address them. Yahoo paid defendant Shaw the following compensation as a director:

Fiscal Year	Fees Paid in Cash	Stock Awards	Total
2015	$95,000	$239,990	$334,990
2014	$42,460	$219,982	$262,442

6   Defendant Shaw is a citizen of California.

7   31.   Defendant Catherine J. Friedman ("Friedman") is an Altaba director and has been

8   since June 2017. Defendant Friedman was also a Yahoo director from March 2016 to June 2017.

9   Defendant Friedman knowingly or recklessly made improper statements in the Company's press

10   releases and public filings concerning the Company's data security and related controls; failed to

11   reveal in a reasonable amount of time that the Company's users' data was exposed in the data

12   breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure

13   the Company maintained the necessary risk protocols and controls and other cybersecurity measures,

14   despite knowledge of the Company's long history of data breaches and insufficient controls to

15   address them. Defendant Friedman is a citizen of California.

16   32.   Defendant Tor R. Braham ("Braham") is an Altaba director and has been since June

17   2017. Defendant Braham was also a Yahoo director from April 2016 to June 2017. Defendant

18   Braham was also a member of Yahoo's Audit and Finance Committee from April 2016 to at least

19   February 2017. Defendant Braham knowingly or recklessly made improper statements in the

20   Company's press releases and public filings concerning the Company's data security and related

21   controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed

22   in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing

23   to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity

24   measures, despite knowledge of the Company's long history of data breaches and insufficient

25   controls to address them. Defendant Braham is a citizen of California.

26   33.   Defendant Eddy W. Hartenstein ("Hartenstein") was a Yahoo director from April

27   2016 to June 2017. Defendant Hartenstein knowingly or recklessly made improper statements in the

28   Company's press releases and public filings concerning the Company's data security and related

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VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. Defendant Hartenstein is a citizen of California.

34.   Defendant Richard S. Hill ("Hill") was a Yahoo director from April 2016 to June 2017. Defendant Hill knowingly or recklessly made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. Defendant Hill is a citizen of Nevada.

35.   Defendant Jeffrey C. Smith ("Smith") was a Yahoo director from April 2016 to June 2017. Defendant Smith knowingly or recklessly made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. Defendant Smith is a citizen of New York.

36.   Defendant Max R. Levchin ("Levchin") was a Yahoo director from December 2012 to December 2015. Defendant Levchin knowingly or recklessly made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. Yahoo paid defendant Levchin the following compensation as a director:

Fiscal Year	Stock Awards	Option Awards	Total
2015	$295,487	$0	$295,487
2014	$219,982	$68,679	$288,661
2013	$219,978	$73,338	$293,316

Defendant Levchin is a citizen of California.

37.   Defendant Susan M. James ("James") was a Yahoo director from January 2010 to June 2016. Defendant James was also Chairman of Yahoo's Audit and Finance Committee from at least May 2013 to April 2016. Defendant James knowingly or recklessly made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them. While in possession of material, nonpublic information concerning Yahoo's true business health, defendant James sold 20,000 shares of her stock for $879,911.89 in proceeds. Yahoo paid defendant James the following compensation as a director:

Fiscal Year	Fees Paid in Cash	Stock Awards	Total
2015	$95,000	$239,990	$334,990
2014	$115,000	$219,982	$334,982
2013	$0	$334,894	$334,894

Defendant James is a citizen of California.

38.   Defendant Charles R. Schwab ("Schwab") was a Yahoo director from June 2014 to February 2016. Defendant Schwab was also a member of Yahoo's Audit and Finance Committee from June 2014 to February 2016. Defendant Schwab knowingly or recklessly made improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; failed to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and utterly failed to manage Yahoo's known security

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   risks, including by failing to ensure the Company maintained the necessary risk protocols and

2   controls and other cybersecurity measures, despite knowledge of the Company's long history of data

3   breaches and insufficient controls to address them. Yahoo paid defendant Schwab the following

4   compensation as a director:

Fiscal Year	Stock Awards	Option Awards	Total
2015	$309,923	$0	$309,923
2014	$219,982	$37,969	$257,951

8   Defendant Schwab is a citizen of California.

9   39.   Defendant H. Lee Scott, Jr. ("Scott") was a Yahoo director from June 2014 to June

10   2016. Defendant Scott knowingly or recklessly made improper statements in the Company's press

11   releases and public filings concerning the Company's data security and related controls; failed to

12   reveal in a reasonable amount of time that the Company's users' data was exposed in the data

13   breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure

14   the Company maintained the necessary risk protocols and controls and other cybersecurity measures,

15   despite knowledge of the Company's long history of data breaches and insufficient controls to

16   address them. Yahoo paid defendant Scott the following compensation as a director:

Fiscal Year	Stock Awards	Option Awards	Total
2015	$314,898	$0	$314,898
2014	$219,982	$40,075	$260,057

20   Defendant Scott is a citizen of Florida.

21   40.   Defendant Peter Liguori ("Liguori") was a Yahoo director from April 2012 to June

22   2014. Defendant Liguori knowingly or recklessly made improper statements in the Company's press

23   releases and public filings concerning the Company's data security and related controls; failed to

24   reveal in a reasonable amount of time that the Company's users' data was exposed in the data

25   breaches; and utterly failed to manage Yahoo's known security risks, including by failing to ensure

26   the Company maintained the necessary risk protocols and controls and other cybersecurity measures,

27   despite knowledge of the Company's long history of data breaches and insufficient controls to

28   address them. Defendant Liguori is a citizen of Pennsylvania.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

41.   The defendants identified in ¶¶24-26, 29 are referred to herein as the "Officer Defendants." The defendants identified in ¶¶24-25, 27-40 are referred to herein as the "Director Defendants." The defendants identified in ¶¶27-29, 32, 37-38 are referred to herein as the "Audit and Finance Committee Defendants." Collectively, the defendants identified in ¶¶24-40 are referred to herein as the "Individual Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

Fiduciary Duties of the Individual Defendants

42.   By reason of their positions as officers, directors, and/or fiduciaries of Yahoo and because of their ability to control the business and corporate affairs of Yahoo, the Individual Defendants owed Yahoo and its stockholders fiduciary obligations of trust, loyalty, good faith, and due care, and were and are required to use their utmost ability to control and manage Yahoo in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Company and its stockholders so as to benefit all stockholders equally and not in furtherance of their personal interest or benefit.

43.   Each officer and director of the Company owed and owes to the Company and its stockholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing. In addition, as officers and/or directors of a publicly held company, the Individual Defendants had a duty to promptly disseminate accurate and truthful information with regard to the Company's operations, performance, management, projections, and forecasts so that the market price of the Company's stock would be based on truthful and accurate information. During fiscal 2015, the Board met nineteen times.

Additional Duties of the Audit and Finance Committee Defendants

44.   The Audit and Finance Committee Defendants during the relevant time period— defendants Brandt, Webb, McInerney, Braham, James, and Schwab—owed specific duties to the Company, under its Charter in effect since January 17, 2014.

45.   Foremost, the Audit and Finance Committee was to assist in the "oversight of (i) the integrity of the Company's financial statements, (ii) the accounting and financial reporting processes

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

of the Company and the audits of the financial statements of the Company, [and] (iii) the Company's compliance with legal and regulatory requirements." The Audit and Finance Committee was also required to review and discuss with management the Company's administrative, operational, and accounting controls, including any factors that could materially affect the Company's internal controls and any special steps adopted in light of the discovery of any material weaknesses. The Audit and Finance Committee was required to:

(a) review the Company's financial risk assessment and financial risk management policies;

(b) review the Company's quarterly and annual financial statements;

(c) review major issues regarding accounting principles and financial statements presentations;

(d) review the Company's earnings press releases; and

(e) meet periodically with the Company's General Counsel to review legal and regulatory matters, including any matters that may have a material impact on the financial statements of the Company.

46. The Audit and Finance Committee was also required to "regularly report to the Board on Committee findings, recommendations and other matters the Committee deems appropriate or the Board requests." In connection therewith, the Audit and Finance Committee was required to "review with the Board any issues that arise with respect to ... the Company's compliance with legal or regulatory requirements."

47. Finally, the Audit and Finance Committee was required to evaluate whether the Company was operating in accordance with its prescribed policies, procedures, and codes of conduct.

Corporate Governance Guidelines

48. The Company's Corporate Governance Guidelines provided that the Board was "responsible for overseeing major risks facing the Company as well as the Company's program to prevent and detect violations of law, regulation, and Company policies and procedures."

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

Control, Access, and Authority

49.   The Individual Defendants, because of their positions of control and authority as directors and/or officers of the Company, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein, as well as the contents of the various public statements issued by the Company.

50.   Because of their advisory, executive, managerial, and directorial positions with the Company, each of the Individual Defendants had access to adverse, nonpublic information about the Company's financial condition, operations, and improper representations.

51.   At all times relevant hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of the Company, and was at all times acting within the course and scope of such agency.

Reasonable and Prudent Supervision

52.   To discharge their duties, the Company's officers and directors were required to exercise reasonable and prudent supervision over the management, policies, practices, and controls of the financial affairs of the Company. By virtue of such duties, the Company's officers and directors were required to, among other things:

(a)   ensure that the Company complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the investing public;

(b)   conduct the affairs of the Company in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business;

(c)   properly and accurately guide investors and analysts as to the true financial condition of the Company at any given time, including making accurate statements about the Company's financial results;

(d)   remain informed as to how the Company conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, make reasonable inquiry in connection therewith, and take steps to correct such conditions or practices and make such disclosures as necessary to comply with securities laws; and

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

(e)   ensure that the Company was operated in a diligent, honest, and prudent manner in compliance with all applicable laws, rules, and regulations.

Breaches of Duties

53.   Each Individual Defendant, by virtue of his or her position as a director and/or officer, owed to the Company and to its stockholders the fiduciary duty of loyalty and good faith and the exercise of due care and diligence in the management and administration of the affairs of the Company, as well as in the use and preservation of its property and assets. The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as directors and officers of the Company, the absence of good faith on their part, and a reckless disregard for their duties to the Company and its stockholders that the Individual Defendants were aware or should have been aware posed a risk of serious injury to the Company. The conduct of the Individual Defendants who were also officers and/or directors of the Company have been ratified by the remaining Individual Defendants who collectively comprised all of the Company's Board.

54.   The Individual Defendants breached their duty of loyalty and good faith by allowing defendants to cause, or by themselves causing, the Company to misrepresent its financial results and delay the reporting of the data breaches, as detailed herein, and by failing to prevent the Individual Defendants from taking such illegal actions. In addition, as a result of defendants' illegal actions and course of conduct, the Company is now the subject of dozens of consumer class actions, numerous government investigations, and a securities class action alleging securities law violations. As a result, the Company has expended, and will continue to expend, significant sums of money.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

55.   In committing the wrongful acts alleged herein, the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants further aided and abetted and/or assisted each other in breaching their respective duties.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

56. During all times relevant hereto, the Individual Defendants, collectively and individually, initiated a course of conduct that was designed to and did: (i) conceal the fact that the Company had experienced massive data breaches; (ii) enhance the Individual Defendants' executive and directorial positions at Yahoo and the profits, power, and prestige that the Individual Defendants enjoyed as a result of holding these positions; and (iii) deceive the Company's users and the investing public, including stockholders of Yahoo, regarding the Individual Defendants' management of Yahoo's operations. In furtherance of this plan, conspiracy, and course of conduct, the Individual Defendants, collectively and individually, took the actions set forth herein.

57. The Individual Defendants engaged in a conspiracy, common enterprise, and/or common course of conduct. During this time, the Individual Defendants caused the Company to issue improper financial results based upon the failure to disclose the several factors negatively impacting the Company's performance.

58. The purpose and effect of the Individual Defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise the Individual Defendants' violations of federal securities laws, the California Corporations Code, breach of fiduciary duties, and unjust enrichment, and to conceal adverse information concerning the Company's operations, financial condition, and future business prospects.

59. The Individual Defendants accomplished their conspiracy, common enterprise, and/or common course of conduct by causing the Company to purposefully, recklessly, or negligently release improper statements. Because the actions described herein occurred under the authority of the Board, each of the Individual Defendants was a direct, necessary, and substantial participant in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

60. Each of the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each Individual Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to and furtherance of the wrongdoing.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

THE INDIVIDUAL DEFENDANTS UNDERSTOOD THE IMPORTANCE OF CYBERSECURITY TO YAHOO AND ITS USERS

61.   Throughout the relevant period, Yahoo described itself as a "guide to digital information discovery," striving to create "highly personalized experiences" that "help[] users discover the information that matters most to them around the world." Yahoo users create accounts to access different services that were provided by the Company. To create an account, a user needed to provide Yahoo with private information, including a username and password.

62.   The Company's revenue was generated principally from display and search advertising. Yahoo placed "cookies" on users' computers when they login. The cookies contain personalized information that would permit Yahoo to identify a user. Cookies can contain a great detail of information, such as browsing activity and information users enter into form fields. A specific type of cookie, an "authentication cookie," occurs after a user authenticates itself and tells a website it can send sensitive information to a user.

63.   The Company was transparent about its collection of users' personal information, explicitly stating: "Yahoo collects personal information when you register with Yahoo," and "when you register we ask for information such as your name, email address, birth date, gender, ZIP code, occupation, industry and personal interests. For some financial products and services we might also ask for your address, Social Security number, and information about your assets." The Company was also open about the fact that it analyzed and stored all of its users' communications content, including e-mail content. Further, the Company publicly stated that it "automatically receives and records information from your computer and browser, including your IP address, Yahoo cookie information, software and hardware attributes, and the page you request." The amount of personal private data that the Company stored about its users was, therefore, massive. It was also well known that Yahoo possessed this information because the Company publicly stated that it collects the data, making the Company a prime target for hackers. It was, thus, imperative that the Company have sufficient cybersecurity controls in place, act swiftly and appropriately in the event of a data breach or other security incident, and promptly disclose such events to the Company's users and the public.

64.   Cybersecurity is a crucial part of ensuring the safety of both company and consumer

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

information. Without proper protocols in place, highly sensitive information may be inadvertently disseminated to criminals or to the public without the express permission of the owner. For example, account usernames, passwords, security phrases, as well as highly personal information such as social security numbers and addresses become vulnerable to criminal activity such as hacking, spamming, and phishing.

65.   According to the Department of Homeland Security, on September 27, 2016, "[s]ophisticated cyber actors and nation-states exploit vulnerabilities to steal information and money and are developing capabilities to disrupt, destroy, or threaten the delivery of essential services." With the rise of computers in day-to-day activities, cyber-crime has become the world's fastest growing form of criminal action. It is estimated that one in every 131 e-mails contains malware and "phishing" e-mails target over 400 businesses each day, costing approximately $3 billion in damages over the last three years. Furthermore, the United States has become a prime target for hackers and scammers across the globe, as approximately 64% of Americans cave in to digital extortion, in comparison to 34% globally.[3]

66.   As information technology becomes vastly diverse in terms of its abilities to transmit data, cyber-security has also become a main focal point for companies to ensure the protection of consumer privacy. Although it is virtually impossible to prevent every cyber-attack, proper measures must be in place to keep malicious hackers at bay, as least to the extent possible.

67.   Yahoo consistently acknowledged the importance of cybersecurity to protect its customers' private information. For example, Yahoo's Privacy Policy during the relevant time period represented, *inter alia*, that: (i) "Yahoo takes your privacy seriously"; (ii) "[p]rotecting [the Company's] systems and [] users' information is paramount to ensuring Yahoo users enjoy a secure user experience and maintaining our users' trust"; (iii) Yahoo will "limit access to personal information about you to employees who we reasonably believe need to come into contact with that information to provide products or services to you or in order to process this information for us"; and

---

[3] *See 2017 Internet Security Threat Report*, Symantec Corporation (last viewed July 6, 2017), available online at https://www.symantec.com/security-center/threat-report.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

(iv) Yahoo has "physical, technical, and procedural safeguards that comply with relevant regulations to protect [users'] personal information."

68.   The Company's Annual Report on Form 10-K, filed with the SEC on February 29, 2016, admitted that "[i]f our security measures are breached, our products and services may be perceived as not being secure, users and customers may curtail or stop using our products and services, and we may incur significant legal and financial exposure."

69.   And on November 18, 2013, Yahoo's official website posted a statement by defendant Mayer attesting to the Company's purported commitment to protecting its users' personal information: "There is nothing more important to [Yahoo] than protecting our users' privacy."

70.   To that end, Yahoo's website expressly promised that the Company would notify users "if we strongly suspect that your account may have been targeted by a state-sponsored actor," and would "provide these specific notifications so that our users can take appropriate measures to protect their accounts and devices in light of these sophisticated attacks."

71.   Yahoo also operated a "Bug Bounty Program" whereby members of the public were invited to identify technical security vulnerabilities on Yahoo owned applications. Through this program, reported "bugs" were assessed by Yahoo's security team over the course of thirty days to determine if the reporting individual would be entitled to a reward, ranging from "Yahoo-branded swag to monetary rewards up to $15,000 USD." Yahoo would then have up to ninety days from the day of the report to implement a fix based on the severity of the report. As of December 2016, over 2,000 contributors from more than eighty countries reported bugs to Yahoo, and bounties awarded exceeded $2 million since its inception in 2013. In addition to obtaining a potential reward, Yahoo permitted the public disclosure of the security vulnerability if it had completed the ninety-day attempt to secure the patch and was unable to do so.

72.   The Company's internal books and records further make clear that the Individual Defendants had direct knowledge of the Company's cybersecurity risks and understood the importance of maintaining proper protocols to detect and analyze potential threats.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   73.   Yahoo's Board ████████████████████████████████████

2   ██

3   ██████   YHOO S'holder Demand 000963-000979 at 000971.

4   74.   In fiscal years 2014, 2015 and 2016, ██████████████████████

5   ████████████████   YHOO S'holder Demand 000010-000076.   For example, in 2014, ██

6   ██

7   ████████████████████████   YHOO S'holder Demand 000077-000214 at 000096. Likewise, in

8   2015, ██

9   ██████   (YHOO S'holder Demand 001673-001772 at 001753-001754) ████████████████

10   ██

11   ██

12   ██████████

13   75.   The Board ████████████████████████████████████

14   ████████████████████████████████████   (*see* YHOO S'holder Demand 000450), ██████████

15   ████   (*see* YHOO S'holder Demand 000971), ████████████████   (*see* YHOO S'holder Demand

16   001370), ████████████████   (*see* YHOO S'holder Demand 002253), ██████████████████   (*see* YHOO

17   S'holder Demand 002582), and ████████████████   (*see* YHOO S'holder Demand 003146-003192).

18   Similarly, the Audit and Finance Committee ████████████████████████████████

19   ██   (*see* YHOO S'holder Demand

20   000832; YHOO S'holder Demand 000841), ██████████████   (*see* YHOO S'holder Demand 001228-

21   001229; YHOO S'holder Demand 001297-001299), ████████████████   (*see* YHOO S'holder

22   Demand 001753-001754), ██████████████   (*see* YHOO S'holder Demand 001774; YHOO S'holder

23   Demand 001798-001799; YHOO S'holder Demand 001802-001803), ████████████   (*see* YHOO

24   S'holder Demand 002088; YHOO S'holder Demand 002235-002241), ████████████████   (*see* YHOO

25   S'holder Demand 002430-002431; YHOO S'holder Demand 002515-002543), ██████████████

26   (*see* YHOO S'holder Demand 002736; YHOO S'holder Demand 002780-002781), ██████████████

27   ████   (*see* YHOO S'holder Demand 002813-002814; YHOO S'holder Demand 002903-002972), and

28   ████████████████   (*see* YHOO S'holder Demand 003017-003044).

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   76.   The Board also received repeated warnings regarding the potential and actual harm

2   caused by security intrusions. At a Board meeting held on ████████████████████

3   ██

4   ██

5   ██████   YHOO S'holder Demand 000433-000462 at 000450). ████████████████████

6   ██ *Id.*

7   At an Audit and Finance Committee meeting held on ████████████████████████████

8   ██

9   ████████████████████████████████████   YHOO S'holder Demand 001227-001232 at

10 001228-001229). Again, in 2015, the Board ████████████████████████████████████

11 ██

12 ██

13 ██████████████████████████   YHOO S'holder Demand 002433-002570 at 002500.

14 77.   Yahoo's ██

15 ██

16 ██

17 ████████████████████████████   YHOO S'holder Demand 000296-

18 000297.

19 78.   Both the public record and the Company's own documents demonstrate that the

20 Individual Defendants understood the importance of cybersecurity to the Company's future business

21 prospects, that the directors were charged with addressing security risks on the Company's behalf,

22 and that they utterly failed to carry out their duties to the Company, its stockholders and Yahoo's

23 users in spite of their obligation to do so.

24 **THE INIDIVDUAL DEFENDANTS KNEW THAT YAHOO WAS REQUIRED TO
25 TIMELY DISCLOSE CYBERSECURITY RISKS AND INCIDENTS, AND THE
    COMPANY ASSURED USERS IT WOULD DO SO**

26 79.   As the Individual Defendants were well aware, Yahoo was legally required to timely

27 disclose material data breaches and other cybersecurity weaknesses or incidents.

28

- 24 -
VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

80.   In October 2011, the SEC issued guidelines addressing disclosure requirements concerning cybersecurity risks and incidents, noting that "[t]he federal securities laws, in part, are designed to elicit disclosure of timely, comprehensive, and accurate information about risks and events that a reasonable investor would consider important to an investment decision":

> [M]aterial information regarding cybersecurity risks and cyber incidents is required to be disclosed when necessary in order to make other required disclosures, in light of the circumstances under which they are made, not misleading.

<p style="text-align:center">*   *   *</p>

Risk Factors

> Registrants should disclose the risk of cyber incidents if these issues are among the most significant factors that make an investment in the company speculative or risky. In determining whether risk factor disclosure is required, we expect registrants to evaluate their cybersecurity risks and take into account all available relevant information, including prior cyber incidents and the severity and frequency of those incidents. As part of this evaluation, registrants should consider the probability of cyber incidents occurring and the quantitative and qualitative magnitude of those risks, including the potential costs and other consequences resulting from misappropriation of assets or sensitive information, corruption of data or operational disruption.

<p style="text-align:center">*   *   *</p>

> A registrant may need to disclose known or threatened cyber incidents to place the discussion of cybersecurity risks in context. For example, if a registrant experienced a material cyber attack in which malware was embedded in its systems and customer data was compromised, it likely would not be sufficient for the registrant to disclose that there is a risk that such an attack may occur. Instead, as part of a broader discussion of malware or other similar attacks that pose a particular risk, the registrant may need to discuss the occurrence of the specific attack and its known and potential costs and other consequences.

81.   The Audit and Finance Committee █████████████████████████

██

See, e.g., YHOO S'holder Demand 000296.   And, as alleged above, the Audit and Finance Committee reviewed with the Board these issues relating to "the Company's compliance with legal or regulatory requirements."

82.   In addition to the SEC guidelines, it is illegal in most states across the country to delay notifying customers of data breaches. In fact, forty-seven states require companies to alert

consumers when they have been hacked. Yahoo's Forms 10-K for fiscal years 2012 through 2016, which were signed by all of the members of the Board, acknowledge that "[m]any states have passed laws requiring notification to users where there is a security breach for personal data, such as California's Information Practices Act." The exact notice period required under state law varies, with some states requiring notice within thirty or forty-five days, and others using language such as "as soon as expedient" and "without unreasonable delay." Yahoo's terms of service state that users agree that the laws of the State of California will govern all claims between a user and Yahoo. Under California Civil Code section 1798.82, Yahoo was required to inform users of the data breach "in the most expedient time possible and without unreasonable delay."

83.   Yahoo's website actually provided a link to the Organisation for Economic Cooperation and Development's ("OECD") Privacy Framework discussing the various state laws requiring companies to disclose security breaches—which laws were enacted because "data controllers have little incentive to disclose breaches voluntarily":

> The potential harm to individuals from the misuse of their personal data, whether accidentally lost or purposefully stolen, may be significant.
>
> Organisations experiencing a breach often incur significant costs responding to it, determining its cause, and implementing measures to prevent recurrence. The reputational impact can also be significant. A loss of trust or confidence can have serious consequences for organisations. As a result, the security of personal data has become an issue of great concern to governments, businesses and individuals.
>
> Breach notification laws requiring data controllers to inform individuals and/or authorities when a security breach has occurred have been passed or proposed in many countries. These laws are usually justified on the grounds that data controllers have little incentive to disclose breaches voluntarily, given the possible harm this can cause to their reputation. Requiring notification may enable individuals to take measures to protect themselves against the consequences of identity theft or other harms.
>
> Notification requirements may also provide privacy enforcement authorities or other authorities with information to determine whether to investigate the incident or take other action. Ideally, breach notification laws also help to create an incentive for data controllers to adopt appropriate security safeguards for the personal data they hold.
>
> * * *
>
> Furthermore, mandatory security breach notification may improve the evidence base for privacy and information security policies by generating information about the number, severity and causes of security breaches.

- 26 -

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

Security breaches not only raise privacy concerns, but also intersect with other issues, including criminal law enforcement and cybersecurity. When an organisation suffers a security breach, particularly one resulting from an external attack, notification of the breach to authorities other than privacy enforcement authorities (e.g. computer incident response teams, criminal law enforcement entities, other entities responsible for cybersecurity oversight) may be appropriate or required.

Requiring notification for every data security breach, no matter how minor, may impose an undue burden on data controllers and enforcement authorities, for limited corresponding benefit. Additionally, excessive notification to data subjects may cause them to disregard notices. Accordingly, the new provision that has been added to the Guidelines [paragraph 15(c)] reflects a risk-based approach to notification. Notice to an authority is called for where there is a "significant security breach affecting personal data," a concept intended to capture a breach that puts privacy and individual liberties at risk. Where such a breach is also likely to adversely affect individuals, notification to individuals would be appropriate as well.

84.   The Individual Defendants, thus, knew that if Yahoo was hit with a data breach and failed to advise its users, the Company would be violating the law and opening itself up to substantial harm in litigation brought be affected users. In fact, most states that have data breach notification laws provide for treble and/or punitive damages.

THE INDIVIDUAL DEFENDANTS ROUTINELY RECEIVED INFORMATION REGARDING SECURITY INTRUSIONS AND YAHOO'S RISK FACTORS, YET FAILED TO TAKE APPROPRIATE ACTION

85.   The Individual Defendants were regularly briefed on security threats that could compromise users' private data, the status of the Company's cybersecurity and risk controls, and the impact of data breaches and/or other security incidents on users and the Company itself.

86.   Yahoo has a long history of data breaches and other cybersecurity incidents. On July 11, 2012, over 450,000 unencrypted Yahoo usernames and passwords were stolen and posted on a public website. Yahoo disclosed that breach the next day. The hackers explicitly warned Yahoo that the hack should be a "wake-up call" for the Company: "We hope that the parties responsible for managing the security of this subdomain will take this as a wake-up call, and not as a threat. There have been many security holes exploited in Web servers belonging to Yahoo Inc. that have caused far greater damage than our disclosure. Please do not take them lightly."

87.   Then, in May 2013, twenty-two million Yahoo Japan e-mail addresses were compromised. Yahoo publicly disclosed the breach three days later, despite the fact that Yahoo had

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   not confirmed that the data had even been exposed outside of the Company. And in late December

2   2013, hackers successfully targeted Java in Yahoo's ad network, infecting 27,000 computers per hour

3   at the time the hack was discovered. The Company's track record of security vulnerabilities and

4   insufficient cyber and risk controls was well-known by the Individual Defendants.

5   88.   In addition, many other technology companies had been the subject to data breaches,

6   including Adobe, LinkedIn, eHarmony, and Snapchat. The Individual Defendants were undoubtedly

7   aware of these well-publicized hacks at other tech companies and knew the similar risks facing

8   Yahoo, as well as the importance of ensuring the Company's cybersecurity was up to the task.

9   89.   In light of the significance of cybersecurity to Yahoo and the necessity of complying

10 with applicable privacy laws, the Board and/or Audit and Finance Committee ██████████████

11 ██

12 ██

13   90.   The Board and/or the Audit and Finance Committee ██████████████████

14 ██

15 ██████████████████████████████████

16   91.   As discussed above, the Audit and Finance Committee ███████████████████

17 ██ (*see*

18 YHOO S'holder Demand 000832; YHOO S'holder Demand 000841), ███████████ (*see* YHOO

19 S'holder Demand 001228-001229; YHOO S'holder Demand 001297-001299), ██████████████

20 (*see* YHOO S'holder Demand 001753-001754), ████████████ (*see* YHOO S'holder Demand

21 001774; YHOO S'holder Demand 001798-001799; YHOO S'holder Demand 001802-001803), ██e

22 ████ (*see* YHOO S'holder Demand 002088; YHOO S'holder Demand 002235-002241), ██████

23 █████ (*see* YHOO S'holder Demand 002430-002431; YHOO S'holder Demand 002515-002543),

24 ███████████ (*see* YHOO S'holder Demand 002736; YHOO S'holder Demand 002780-

25 002781), ███████████ (*see* YHOO S'holder Demand 002813-002814; YHOO S'holder

26 Demand 002903-002972), and ███████████ (*see* YHOO S'holder Demand 003017-003044).

27   92.   And the Board ██

28 ████████████████████████████████ (*see* YHOO S'holder Demand 000450), ███████

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   █████ (*see* YHOO S'holder Demand 000971), █████████████ (*see* YHOO S'holder Demand

2   001370), ████████████ (*see* YHOO S'holder Demand 002253), █████████████ (*see* YHOO

3   S'holder Demand 002582), and ██████████████ (*see* YHOO S'holder Demand 003146-003192).

4   93.   As acknowledged by the Individual Defendants time and time again, Yahoo's

5   cybersecurity risks were not imagined or exaggerated risks. The Company ██████████████████

6   ██

7   ██

8   ████████████████████   YHOO S'holder Demand 002815-0022972 at 002921. Indeed, ██████

9   ██

10 ██

11 ████████████████████

12 ████████████████████████████████████

13

14

15

16

17

18

19

20

21 YHOO S'holder Demand 003942-004299 at 004014.

22

23   94.

24

25

26

27

28

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1

2

3

4

5

6

7

8   *Id.* at 004015.

9   95.   Again, in October 2014, the Board ████████████████████████

10   ███

11   ███

12   ████████   YHOO S'holder Demand 001233-001360 at 001297.

13   96.   In January 2015, ██

14   ███

15   ███

16   ███

17   ███

18   ███

19   ███

20   ████████████   *See* YHOO S'holder Demand 003670-003679,[4] attached to YHOO S'holder

21   Demand 003590-003903.

22   97.   As the Individual Defendants were made aware, ████████████████

23   ███

24   ███   YHOO S'holder Demand 000980-

25

26   _____

27   [4] The ████████████████████████████████████ (the "████████████████") is attached
     hereto as Exhibit A.

28

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1   001162 at 001132. ████████████████████████████████████

2   ██

3   ██

4   ██

5   ████████████████████████

6   ███████████████████████████████

7   ███

8   ███

9   ███

10 ██

11 ███

12 ██

13 ███

14 ███

15 ██

16 ███

17 ███

18 ███

19 ██

20 ██████████████████████████████████

21 YHOO S'holder Demand 003942-004299 at 004016.

22   98.   ██

23 ██

24 ██

25 ██

26 ██

27 ██

28 ██

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   99.   ███████████████████████████████████████

2   ██

3   ██████████████████████████████████   YHOO S'holder Demand 003670-003679

4   at 003673.   ███

5   ██

6   ██

7   ██

8   ██

9   ██

10 ██████████████████████████████

11 100.   ██

12 ██

13 ██

14 ██

15 ██

16 ████████   YHOO S'holder Demand 000980-001162 at 001133. To make matters worse, Yahoo

17 ██

18 ███   *Id*. at

19 001139.   ██

20 ██

21 ████████   *Id*. at 001145.   █████████████████████████████

22 ███████████████████████████████   YHOO S'holder Demand 001233-

23 001360 at 001299. Moreover, by June 2015, a full year after the ████████████ the Board██

24 ██

25 ████████████   YHOO S'holder Demand 002091-002241 at 002236.

26 101.   Despite Yahoo having experienced the significant data breaches described above, the

27 Company continued to utilize outdated security methods. As reported by *Reuters* on December 18,

28 2016, at least as of 2013, Yahoo was still using an encryption protocol called MD5, which was

- 32 -

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1 considered inadequate by online security professionals. Brian Krebs, a preeminent data security

2 researcher stated that "even by 2013 anyone with half a clue in securing passwords already long ago

3 knew that storing passwords in MD5 format was no longer acceptable and [an] altogether braindead

4 idea."

5   102.   As *Reuters* reported in December 19, 2016, former Yahoo security personnel with

6 knowledge of its security protocols stated that "the security team was at times turned down when it

7 requested new tools and features such as strengthened cryptography protections, on the grounds that

8 the requests would cost too much money, were too complicated, or were simply too low a priority."

9 According to these former Yahoo employees and to outside security experts, "Yahoo's failure to

10 move away from MD5 in a timely fashion was an example of problems in Yahoo's security

11 operations as it grappled with business challenges," and "[s]tronger hashing technology would have

12 made it more difficult for the hackers to get into customer accounts after breaching Yahoo's network,

13 making the attack far less damaging." The former Yahoo employees also said that "the Company's

14 security problems began before the arrival of Chief Executive Marissa Mayer in 2012 and continued

15 under her tenure," and that "Yahoo had suffered attacks by Russian hackers for years."

16   103.   A September 28, 2016 *New York Times* article, further revealed, based on interviews

17 with several Yahoo insiders who participated in security discussions at Yahoo, that "[d]efending

18 [a]gainst [h]ackers [t]ook a [b]ack [s]eat at Yahoo." According to the insiders, despite the fact that

19 Yahoo was a frequent target for nation-state spies, the Company rejected even the most basic

20 security measures:

21   Six years ago, Yahoo's computer systems and customer email accounts were
penetrated by Chinese military hackers. Google and a number of other technology
22   companies were also hit.

23   * * *

24

        While Google's response was public, Yahoo never publicly admitted that it had also
25   been attacked.

26   * * *

27   The Google co-founder Sergey Brin regarded the attack on his company's systems as
a personal affront and responded by making security a top corporate priority. Google
28   hired hundreds of security engineers with six-figure signing bonuses, invested
hundreds of millions of dollars in security infrastructure and adopted a new internal

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

motto, "Never again," to signal that it would never again allow anyone—be they spies or criminals—to hack into Google customers' accounts.

Yahoo, on the other hand, was slower to invest in the kinds of defenses necessary to thwart sophisticated hackers that are now considered standard in Silicon Valley, according to half a dozen current and former company employees who participated in security discussions but agreed to describe them only on the condition of anonymity.

When Marissa Mayer took over as chief executive of the flailing company in mid-2012, security was one of many problems she inherited. With so many competing priorities, she emphasized creating a cleaner look for services like Yahoo Mail and developing new products over making security improvements, the Yahoo employees said.

The "Paranoids," the internal name for Yahoo's security team, often clashed with other parts of the business over security costs. And their requests were often overridden because of concerns that the inconvenience of added protection would make people stop using the company's products.

But Yahoo's choices had consequences, resulting in a series of embarrassing security failures over the last four years.

* * *

To make computer systems more secure, a company often has to make its products slower and more difficult to use. It was a trade-off Yahoo's leadership was often unwilling to make.

* * *

In 2013, disclosures by Edward J. Snowden, the former National Security Agency contractor, showed that Yahoo was a frequent target for nation-state spies. Yet it took a full year after Mr. Snowden's initial disclosures for Yahoo to hire a new chief information security officer, Alex Stamos.

Jeff Bonforte, the Yahoo senior vice president who oversees its email and messaging services, said in an interview last December that Mr. Stamos and his team had pressed for Yahoo to adopt end-to-end encryption for everything. Such encryption would mean that only the parties in a conversation could see what was being said, with even Yahoo unable to read it.

Mr. Bonforte said he resisted the request because it would have hurt Yahoo's ability to index and search message data to provide new user services. "I'm not particularly thrilled with building an apartment building which has the biggest bars on every window," he said.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

The 2014 hiring of Mr. Stamos — who had a reputation for pushing for privacy and antisurveillance measures — was widely hailed by the security community as a sign that Yahoo was prioritizing its users' privacy and security.

The current and former employees say he inspired a small team of young engineers to develop more secure code, improve the company's defenses — including encrypting traffic between Yahoo's data centers — hunt down criminal activity and successfully collaborate with other companies in sharing threat data.

* * *

But when it came time to commit meaningful dollars to improve Yahoo's security infrastructure, Ms. Mayer repeatedly clashed with Mr. Stamos, according to the current and former employees. She denied Yahoo's security team financial resources and put off proactive security defenses, including intrusion-detection mechanisms for Yahoo's production systems. Over the last few years, employees say, the Paranoids have been routinely hired away by competitors like Apple, Facebook and Google.

Mr. Stamos, who departed Yahoo for Facebook last year, declined to comment. But during his tenure, **Ms. Mayer also rejected the most basic security measure of all: an automatic reset of all user passwords, a step security experts consider standard after a breach. Employees say the move was rejected by Ms. Mayer's team for fear that even something as simple as a password change would drive Yahoo's shrinking email users to other services**.[5]

104.   As alleged above, Yahoo's Board was "responsible for overseeing major risks facing the Company as well as the Company's program to prevent and detect violations of law, regulation, and Company policies and procedures." And the Audit and Finance Committee was required to "regularly report to the Board on Committee findings, recommendations and other matters the Committee deems appropriate or the Board requests," and to "review with the Board any issues that arise with respect to ... the Company's compliance with legal or regulatory requirements." As discussed herein, the members of the Board and the Audit and Finance Committee failed to fulfill these duties by utterly failing to ensure that: (i) Yahoo had adequate security and risk protocols and controls in place to protect the Company and its users from data breaches and other cybersecurity

---

[5] *See* Nicole Perlroth and Vindu Goel, *Defending Against Hackers Took a Back Seat at Yahoo, Insiders Say*, New York Times (Sept. 28, 2016) available online at https://www.nytimes.com/2016/09/29/technology/yahoo-data-breach-hacking.html.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   incidents that could result in the theft of users' personal information; and (ii) Yahoo timely and

2   accurately disclosed the existence and extent of known data breaches and the truth about the

3   adequacy of the Company's cybersecurity and other relevant protocols and disclosure controls.

4   **DEFENDANTS FAIL TO DISCLOSE DATA BREACHES TO USERS OR THE PUBLIC**

5   105.   On September 22, 2016, Yahoo confirmed that data associated with 500 million users'

6   accounts were stolen. At the time, this was the largest data breach ever reported. Yahoo told users

7   to change their password and security questions and review their accounts for suspicious activity:

8   A recent investigation by Yahoo has confirmed that a copy of certain user account
9   information was stolen from the company's network in late 2014 by what it believes
           is a state-sponsored actor. The account information may have included names, email
10   addresses, telephone numbers, dates of birth, hashed passwords (the vast majority
           with bcrypt) and, in some cases, encrypted or unencrypted security questions and
11   answers. The ongoing investigation suggests that stolen information did not include
           unprotected passwords, payment card data, or bank account information; payment
12   card data and bank account information are not stored in the system that the
           investigation has found to be affected. Based on the ongoing investigation, Yahoo
13   believes that information associated with at least 500 million user accounts was
           stolen and the investigation has found no evidence that the state-sponsored actor is
14   currently in Yahoo's network.

15

16   106.   The press release omitted the fact that the Company had known about the ████

17   ████████ for nearly two years, and misleadingly stated that it had just learned about the attack in

18   connection with "[a] recent investigation." But Yahoo was heavily criticized for taking even two

19   months to report the breach to the public. Senator Richard Blumenthal stated that "'[i]f Yahoo knew

20   about the hack as early as August, and failed to coordinate with law enforcement, taking this long to

21   confirm the breach is a blatant betrayal of their users' trust.'"[6] Senator Blumenthal called on law

22   enforcement and regulators to "'investigate whether Yahoo may have concealed its knowledge of this

23   breach in order to artificially bolster its valuation in its pending acquisition by Verizon.'" In

24   addition, Senator Mark Warner suggested that Yahoo may have failed to comply with the SEC's

25

26   _____

27   [6] Seth Fiegerman, *Yahoo Says 500 Million Accounts Stolen*, CNN Tech (Sept. 23, 2016) available
     online at http://money.cnn.com/2016/09/22/technology/yahoo-data-breach/.

28

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

Guidance Concerning Cyber Security Incident Disclosure, given how long the Company waited to

disclose the ███████████

107.   And on September 27, 2016, six U.S. Senators—Patrick Leahy, Al Franken,

Elizabeth Warren, Richard Blumenthal, Ron Wyden, and Edward J. Markey—sent a letter to

defendant Mayer, informing her that the Company's conduct was "unacceptable" and expressing

concern about its "truthfulness in representations to the public":

> We are even more disturbed that user information was first compromised in 2014, yet the company only announced the breach last week. That means millions of Americans' data may have been compromised for two years. This is unacceptable. This breach is the latest in a series of data breaches that have impacted the privacy of millions of American consumers in recent years, but it is by far the largest. Consumers put their trust in companies when they share personal and sensitive information with them, and they expect all possible steps be taken to protect that information.

108.   The Company thereafter continued to stonewall the Senate. Company representatives

were supposed to meet with members of the Senate Commerce Committee on January 31, 2017.

The Company abruptly canceled that meeting on January 28, 2017. Senators John Thune and Jerry

Moran wrote to defendant Mayer expressing their dismay at this "last minute" cancellation. The

Senators, in their letter, stated that the Company's last minute cancellation "has prompted concerns

about [Yahoo's] willingness to deal with Congress with complete candor about [the data breaches]."

Further, the letter stated that "[d]espite several inquiries by Committee staff seeking information

about the security of Yahoo! user accounts, company officials have thus far been unable to provide

answers to many basic questions."[7]

109.   Media reports similarly blasted Yahoo's failure to timely disclose the ███████

███████ A September 23, 2016 *Fortune 500* article stated: "There is strong evidence Yahoo knew

---

[7] Robert McMillan, *Senators Question Yahoo's Candor on Data Breach*, Wall St. J. (Feb. 13, 2017)
available online at https://www.wsj.com/articles/senators-question-yahoos-candor-on-data-breach-1486788867.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   about the attack for well over a month, and possibly much longer.... Instead of promptly telling

2   everyone to change their password, Yahoo appears to have just sat on the information."[8]

3   110.   A September 23, 2016 *Financial Times* article noted the troubling fact that Yahoo's

4   press release was issued "only 13 days after the [C]ompany issued a statement to the Securities and

5   Exchange Commission that said it had no knowledge of 'any incidents' of 'security breaches,

6   unauthorized [sic] access or unauthorised [sic] use' of its IT systems."[9]

7   111.   Shortly thereafter, it was revealed that the Company had actually known about the

8   2014 data breach soon after it occurred. The Company revealed in its Quarterly Report on Form 10-

9   Q filed with the SEC on November 9, 2016, that it identified that a state sponsored actor had access

10   to Yahoo's network *in late 2014*.

11   112.   The bad news continued for the Company late in 2016. On December 14, 2016,

12   Yahoo disclosed that in a separate incident in 2013, hackers stole data from at least one billion

13   accounts. The attackers forged the cookies that Yahoo places on user computers, including the

14   authentication cookies. By forging the authentication cookies the hackers could gain access to the

15   targeted accounts without ever having the user's password and would also allow the hacker to remain

16   logged into a user's account indefinitely. The 2013 and 2014 data breaches at Yahoo were the two

17   largest data breaches ever reported.

18   113.   The December 14, 2016, press release issued by Yahoo stated:

19   Yahoo! Inc. (NASDAQ:YHOO) has identified data security issues concerning
          certain Yahoo user accounts. Yahoo has taken steps to secure user accounts and is
20   working closely with law enforcement.

21   As Yahoo previously disclosed in November, law enforcement provided the
          company with data files that a third party claimed was Yahoo user data. The
22   company analyzed this data with the assistance of outside forensic experts and found
          that it appears to be Yahoo user data. Based on further analysis of this data by the
23

24   ───────────────────

25   [8] *See* Jeff John Roberts, *Yahoo Could Face Legal Trouble Over Delay in Disclosing Hack*, Fortune
     500 (Sept. 23, 2016) available online at https://www.fortune.com/2016/09/23/yahoo-hack-legal/.

26
     [9] Nic Fildes, et al., *Yahoo Faces Questions Over Delay in Data Breach Revelation*, Financial Times
27   (Sept. 23, 2016) available online at https://www.ft.com/content/54ec6bd8-818e-11e6-8e50-
     8ec15fb462f4?mhq5j=e1.
28

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

forensic experts, Yahoo believes an unauthorized third party, in August 2013, stole data associated with more than one billion user accounts. The company has not been able to identify the intrusion associated with this theft. Yahoo believes this incident is likely distinct from the incident the company disclosed on September 22, 2016.

For potentially affected accounts, the stolen user account information may have included names, email addresses, telephone numbers, dates of birth, hashed passwords (using MD5) and, in some cases, encrypted or unencrypted security questions and answers. The investigation indicates that the stolen information did not include passwords in clear text, payment card data, or bank account information. Payment card data and bank account information are not stored in the system the company believes was affected.

Yahoo is notifying potentially affected users and has taken steps to secure their accounts, including requiring users to change their passwords. Yahoo has also invalidated unencrypted security questions and answers so that they cannot be used to access an account.

* * *

Yahoo encourages users to review all of their online accounts for suspicious activity and to change their passwords and security questions and answers for any other accounts on which they use the same or similar information used for their Yahoo account. The company further recommends that users avoid clicking links or downloading attachments from suspicious emails and that they be cautious of unsolicited communications that ask for personal information. Additionally, Yahoo recommends using Yahoo Account Key, a simple authentication tool that eliminates the need to use a password on Yahoo altogether.

114. Analysts have referred to the 2013 breach as "the Exxon Valdez of security breaches" because "1 billion accounts [were] compromised, when there are only 3 billion people with Internet access in the world."

115. On January 23, 2017, it was reported that the SEC was investigating whether Yahoo should have disclosed the two major data breaches sooner.[10]

116. Then, on March 1, 2017, Yahoo commenced notifying roughly thirty-two million users that they were victims of yet another data breach in 2015 and 2016. Yahoo stated that "[b]ased on the investigation, we believe an unauthorised third party accessed the company's proprietary code

---

[10] *See* Aruna Viswanatha and Robert McMillan, *Yahoo Faces SEC Probe Over Data Breaches*, Wall St. J. (Jan. 23, 2017) available online at https://www.wsj.com/articles/yahoo-faces-sec-probe-over-data-breaches-1485133124.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   to learn how to forge certain cookies," and that "[f]orged cookies could allow an intruder to access

2   users' accounts without a password." The Company revealed that at least some of this activity was

3   conducted by the same state-sponsored actor responsible for the 2014 data breach, and said that it

4   has forced password resets and invalidated the forged cookies.

5   117.   On March 15, 2017, the U.S. Department of Justice announced criminal charges

6   against four individuals related to the 2014 data breach, including indictments of two Russian spies

7   and two criminal hackers—the first ever U.S. criminal cyber charges against Russian government

8   officials and the largest hacking case brought by the United States. Notably, the indictment confirms

9   that the ███████████ continued for approximately *two years*: "Beginning in or around October

10 2014 and until at least November 2016, the conspirators accessed user account information and

11 contents using a combination of methods, including without limitation: (a) via unauthorized access

12 to Yahoo's AMT; (b) via the minting of authentication cookies on Yahoo's network to gain

13 unauthorized access to victim webmail accounts; and (c) via the minting of authentication cookies

14 outside Yahoo's network."[11]

15   118.   As ultimately revealed in Yahoo's 2016 Annual Report on Form 10-K filed with the

16 SEC on March 1, 2017: "[T]he Company's information security team had contemporaneous

17 knowledge of the 2014 compromise of user accounts, as well as incidents by the same attacker

18 involving cookie forging in 2015 and 2016. In late 2014, senior executives and relevant legal staff

19 were aware that a state-sponsored actor had accessed certain user accounts by exploiting the

20 Company's management tool."

21   119.   Yahoo also admitted in its 2016 Form 10-K that the Company's internal controls were

22 not effective as of December 31, 2016: "[T]he Company's principal executive officer and principal

23 financial officer have concluded (based on the findings and recommendations of the Independent

24 Committee set forth in Item 7—"Management's Discussion and Analysis of Financial Condition and

25

26 _____

27 [11] The indictments were filed under seal in the U.S. District Court for the Northern District of
    California on or about February 28, 2017, captioned *USA v. Dokuchaev, et al.*, Index No.
    3:17CR103, and unsealed by court order on March 15, 2017.

28

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VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   Results of Operations—Security Incidents") that, due exclusively to deficiencies in the Company's

2   existing security incident response protocols related to the 2014 Security Incident, the Company's

3   disclosure controls and procedures were not effective at December 31, 2016."

4   120.   In a transparent attempt to avoid culpability, the Board has tried to lay the blame at

5   the feet of its legal counsel stating in the 2016 Form 10-K:

6   Nonetheless, the Committee found that the relevant legal team had sufficient
    information to warrant substantial further inquiry in 2014, and they did not
7   sufficiently pursue it.

8   As a result, the 2014 Security Incident was not properly investigated and analyzed at

9   the time, and the Company was not adequately advised with respect to the legal and
    business risks associated with the 2014 Security Incident. The Independent
10   Committee found that failures in communication, management, inquiry and internal
    reporting contributed to the lack of proper comprehension and handling of the 2014
11   Security Incident.

12   121.   The purported "Independent Committee" further claims that "the Audit and Finance

13 Committee and the full Board were not adequately informed of the full severity, risks, and potential

14 impacts of the 2014 Security Incident and related matters." This self-serving statement seeking to

15 shield the Director Defendants from liability *appears to acknowledge that the Board was aware of*

16 *the 2014 breach*, and in any event is belied by the voluminous factual record confirming the Board's

17 knowledge of (i) the breach; (ii) the threats posed to Yahoo by security intrusions; and (iii) the

18 Board's duties and responsibilities regarding cybersecurity. Indeed, it has been reported that

19 individuals within Yahoo with relevant knowledge of the situation recognize that the Board, in fact,

20 bears responsibility for the breach and the failure to disclose it.[12]

21

22

23

24

25 [12] *See* Kara Swisher, *Yahoo's Head Lawyer Is Taking the Fall For Its Hacking, While CEO Marissa Mayer Is Getting Her Pay Docked*, Recode, (Mar. 1, 2017) available online at
26 https://www.recode.net/2017/3/1/14783686/yahoos-lawyer-ousted-hacking-marissa-mayer-pay-docked ("So when is the lawyer the one who gets dinged for hacking screw-ups? Never. *Let's be*
27 *clear, most people inside Yahoo think Mayer and the board should have shouldered the bulk of the blame for the breach*.").
28

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

DEFENDANTS' IMPROPER STATEMENTS

122.   Defendants' failure to acknowledge the data breaches while repeatedly pointing out that such breaches could have a material effect on it rendered Yahoo's public statements improper. On November 12, 2013, Yahoo filed a Quarterly Report on Form 10-Q with the SEC, announcing the Company's financial and operating results for the quarter ended September 30, 2013.   The Quarterly Report acknowledged the potential harm that might result from a data breach. Despite acknowledging the materiality of a data breach to the Company, it does not mention that Yahoo was victim to the largest ever data breach. In particular, Yahoo stated:

> ***If our security measures are breached, our products and services may be perceived as not being secure, users and customers may curtail or stop using our products and services, and we may incur significant legal and financial exposure.***
>
> Our products and services involve the storage and transmission of Yahoo's users' and customers' personal and proprietary information in our facilities and on our equipment, networks and corporate systems. Security breaches expose us to a risk of loss of this information, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability. Our user data and corporate systems and security measures have been and may in the future be breached due to the actions of outside parties (including cyber attacks), employee error, malfeasance, a combination of these, or otherwise, allowing an unauthorized party to obtain access to our data or our users' or customers' data. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or our users' or customers' data.
>
> Any breach or unauthorized access could result in significant legal and financial exposure, increased remediation and other costs, damage to our reputation and a loss of confidence in the security of our products, services and networks that could potentially have an adverse effect on our business. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

123.   Defendants Mayer, Goldman, Webb, James, Levchin, Liguori, and McInerney made the same statements without acknowledging the 2013 data breach in the Company's 2013 Annual Report on Form 10-K filed with the SEC on February 28, 2014.

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124.   In fact, for the next three years, every one of the Company's quarterly filings and yearly filings contains nearly the exact same language. Despite Yahoo's knowledge of the data breaches, no mention of them ever occurs until September 2016. Even then, as described below, it was only after rumors began circulating that a hacker named "Peace" was selling information linked to hundreds of millions of Yahoo users' accounts. The Individual Defendants' failure to include this known material event that admitted could significantly harm the Company in its public filings renders them materially improper.

125.   In particular, the following public filings are misleading, Yahoo's: (i) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended March 31, 2014; (ii) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended June 30, 2014; (iii) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended September 30, 2014; (iv) Annual Report on Form 10-K announcing the Company's financial and operating results for the quarter and year ended December 31, 2014, which was signed by defendants Mayer, Goldman, Webb, Filo, James, Levchin, McInerney, Schwab, Scott, and Shaw; (v) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended March 31, 2015; (vi) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended June 30, 2015; (vii) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended September 30, 2015; (viii) Annual Report on Form 10-K announcing the Company's financial and operating results for the quarter and year ended December 31, 2015, signed by defendants Mayer, Goldman, Webb, Filo, James, McInerney, Scott, and Shaw; (ix) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended March 31, 2016; and (x) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended June 30, 2016.

126.   Yahoo's delay violated various state laws and ran afoul of the SEC's guidelines. Under no circumstance could a two year delay be considered expedient or reasonable. Unsurprisingly then, soon after the public learned of the data breach and the fact that Yahoo had

long been sitting on that information, the Company was sued in multiple class actions. According to the Company's most recent 2016 Annual Report on Form 10-K, forty-three consumer class actions lawsuits have been filed against Yahoo to date.

127.   In addition, the above statements were false and misleading because they failed to disclose that Yahoo did not have adequate internal controls in place to safeguard its users' data and to remedy a data breach.

YAHOO'S FINANCIAL UNCERTAINTY AND PRESSURE TO SELL ITS OPERATING ASSETS

128.   According to Yahoo's Annual Reports, the Company's revenue was derived principally from display and search revenue. Search revenue was generated from mobile and desktop clicks on text-based links to advertisers' websites that appear primarily on search results pages whereas display revenue is generated from the display of graphical, nongraphical, and video advertisements. Specifically, for the years ended December 31, 2014, December 31, 2015, and December 31, 2016, approximately 79%, 84%, and 90% of Yahoo's total revenue came from search and display revenue, respectively.

129.   Leading up to and after the 2013 and 2014 data breaches, Yahoo's financial future was unstable, and the Company faced challenging fluctuations in revenue sources, causing uncertainty in future operations. For the year ended December 31, 2013, total display revenue dropped by almost $193 million dollars from $2.14 billion to $1.94 billion and search revenue dropped from $1.88 billion to $1.74 billion. By December 31, 2014, total display revenue had again declined from $1.94 billion to $1.88 billion.

130.   In light of the Company's failing performance and the ineffective leadership of defendant Mayer and the other Individuals Defendants, stockholders began to pressure defendant Mayer and the Board to sell the Company's core business. In a press release issued on February 2, 2016, defendant Mayer announced the Company would initiate a bidding process for its core business.

131.   To remedy Yahoo's failing financial performance, the Company opted to sell its operating business to the highest bidder. Accordingly, on or about June 9, 2016, Yahoo received

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1 numerous bids including, but not limited to, Verizon, AT&T, TPG, Bain Capital, Vista Equity

2 Partners, and Ross Levinsohn.

3   132.   On July 23, 2016, Yahoo entered into a $4.8 billion dollar Purchase Agreement with

4 Verizon.

5   133.   Realizing that a disclosure of its prior breaches could potentially jeopardize the

6 transaction with Verizon, Yahoo, at the direction and with the acquiescence of the Board, hid the

7 truth for as long as possible. As alleged below, it was not until Verizon itself uncovered the 2014

8 data breach at Yahoo that the Company finally came clean.

9 ### DEFENDANTS FAIL TO DISCLOSE THE DATA BREACHES IN CONNECTION WITH THE SALE OF THE COMPANY'S ASSETS TO VERIZON

10

11   134.   On July 25, 2016, Yahoo announced that it entered into a Purchase Agreement with

12 Verizon. Under the agreement, Verizon would acquire the operating business of Yahoo for $4.8

13 billion. The Purchase Agreement specifically stated that Yahoo does not know of any data breaches.

14 In particular, it stated:

15   [A]ny incidents of, or third party claims alleging, (i) Security Breaches, unauthorized
16   access or unauthorized use of any of Seller's or the Business Subsidiaries'
         information technology systems or (ii) loss, theft, unauthorized access or acquisition,
17   modification, disclosure, corruption, or other misuse of any Personal Data in Seller's
         or the Business Subsidiaries' possession, or other confidential data owned by Seller
18   or the Business Subsidiaries (or provided to Seller or the Business Subsidiaries by
         their customers) in Seller's or the Business Subsidiaries' possession, in each case (i)
19   and (ii) that could reasonably be expected to have a Business Material Adverse
         Effect. Neither Seller nor the Business Subsidiaries have notified in writing, or to the
20   Knowledge of Seller, been required by applicable Law or a Governmental Authority
         to notify in writing, any Person of any Security Breach. To the Knowledge of Seller,
21   neither Seller nor the Business Subsidiaries have received any notice of any claims,
22   investigations (including investigations by a Governmental Authority), or alleged
         violations of Laws with respect to Personal Data possessed by Seller or the Business
23   Subsidiaries, in each case that could reasonably be expected to have a Business
         Material Adverse Effect.
24

25   135.   The Board was well-aware that Yahoo had been the subject of the single biggest data

26 breach ever. Nonetheless, the Board approved provisions in the Purchase Agreement warrantying on

27 Yahoo's behalf that the Company had experienced no security breaches or thefts of data that could be

28 expected to have a materially adverse effect on the Company's business. As revealed in in Yahoo's

September 9, 2016 Preliminary Proxy Statement, the Board actively oversaw the Verizon transaction and the negotiations between Yahoo and Verizon. For example, the Board oversaw the drafting and "mark-up" of, and ultimately approved, the transaction agreements, including the Purchase Agreement. Yet, in the face of immense stockholder pressure, and driven by a desire to complete the Verizon transaction, the Board made affirmative misrepresentations to Verizon that concealed the 2014 breach.

136.   It was ultimately Verizon, not Yahoo, who first revealed the 2014 breach. In late July 2016, Verizon discovered evidence on the "dark web" of potential security breaches and data thefts at Yahoo. Verizon raised the issue with Yahoo privately, and by August there was public chatter about a massive undisclosed breach at Yahoo.

137.   Amid the emerging public revelations and in an attempt to salvage the Verizon deal, Yahoo finally began to share with Verizon the details of the data breach. In early August, Yahoo stated that it was "aware of [Peace's] claim" and was "working to determine the facts" but provided no other details.[13] According to reports, Yahoo's awareness of "Peace's" claim extended to the Company's CEO, defendant Mayer.[14] And, in fact, reports claimed that defendant Mayer and key executives had been engaged "from the very beginning."

138.   But, despite disclosing the breach to Verizon, Yahoo continued to delay the public disclosure of the ▓▓▓▓▓▓▓ until September 22, 2016, in order to minimize the impact of the negative news on the Company's third quarter results

---

[13] Tom Mendelsohn, *Yahoo Investigating Claimed Breach and Data Dump of 200 Million Users*, ARS Technica (Aug. 3, 2016) available online at https://arstechnica.com/security/2016/08/yahoo-email-data-breach-dump/.

[14] Madhumita Murgiz, et al., *Marissa Mayer Knew of Yahoo Breach Probe in July*, Financial Times (Sept. 23, 2016) available online at https://www.ft.com/content/d0d07444-81aa-11e6-bc52-0c7211ef3198.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

**THE DISCLOSURE OF THE DATA BREACHES DECIMATES
YAHOO'S MARKET CAPITALIZATION**

139.   On September 22, 2016, Yahoo disclosed the 2014 data breach. On this news, Yahoo's market capitalization fell $1,770,315,612, a 4.21% drop.

140.   On December 14, 2016, Yahoo disclosed the massive 2013 data breach. On this news, Yahoo's market capitalization fell $2,385,311,205, a 6.11 % drop.

THE MATERIALLY MISLEADING PROXY STATEMENTS

141.   On April 29, 2015, defendants Filo, James, Levchin, Mayer, McInerney, Schwab, Scott, Shaw, and Webb, caused Yahoo to file with the SEC a Proxy Statement on Schedule 14A in connection with the 2015 Annual Meeting of Stockholders, held on June 24, 2015 (the "2015 Proxy"). In the 2015 Proxy, defendants solicited stockholder votes to, among other things, reelect defendants Filo, James, Levchin, Mayer, McInerney, Schwab, Scott, Shaw, and Webb, and to vote against a stockholder proposal to authorize stockholders to act by written consent. Defendants issued materially misleading statements with respect to the solicited votes.

142.   The 2015 Proxy stated the following in support of reelecting defendants Filo, James, Levchin, Mayer, McInerney, Schwab, Scott, Shaw, and Webb:

The Board's Role in Risk Oversight

The Board, as a whole and through its committees, serves an active role in overseeing management of the Company's risks. The Company's officers are responsible for day-to-day risk management activities. The full Board monitors risks through regular reports from each of the committee chairs and the General Counsel, and is apprised of particular risk management matters in connection with its general oversight and approval of corporate matters. The Board and its committees oversee risks associated with their respective areas of responsibility, as summarized below. Each committee meets with key management personnel and representatives of outside advisers as required.

The Audit Committee reviews risks and exposures associated with financial matters, particularly financial reporting, tax, accounting, disclosures, internal control over financial reporting, investment guidelines and credit and liquidity matters, programs and policies relating to legal compliance and strategy, and the Company's operational infrastructure, particularly reliability, business continuity and capacity.

143.   In support of its proposal for adopting the right for stockholders to act by written consent, the stockholders claimed that the ability to act by written consent would improve the

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

Company's corporate governance and that "[t]aking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle." Defendants Filo, James, Levchin, Mayer, McInerney, Schwab, Scott, Shaw, and Webb stated in the 2015 Proxy that they recommended voting against the proposal because "[the Board's] existing strong corporate governance practices make adoption of this proposal unnecessary."

144.   The 2015 Proxy's claims that: (i) the Board was effective in overseeing Yahoo's business affairs; (ii) the Audit and Finance Committee was effective in fulfilling its oversight responsibilities with respect to internal control over financial reporting and disclosure controls and procedures; and (iii) the Board had strong corporate governance practices were misleading because the 2015 Proxy omitted any disclosures reflecting or acknowledging the data breaches, the delay in alerting users, how those would affect the Company's business, and the lack of adequate cybersecurity and related risk protocols and internal controls necessitating disclosure of the data breaches.

145.   The 2015 Proxy harmed the Company by interfering with the proper governance on its behalf that follows the free and informed exercise of the stockholders' right to vote for directors. As a result of the Individual Defendants' misleading statements in the 2015 Proxy, Yahoo's stockholders voted to reelect defendants Filo, James, Levchin, Mayer, McInerney, Schwab, Scott, Shaw, and Webb, and against the right to act by written consent.

146.   On May 23, 2016, defendants James, Scott, Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer, McInerney, Shaw, Smith, and Webb, caused Yahoo to file with the SEC a Proxy Statement on Schedule 14A in connection with the 2016 Annual Meeting of Stockholders, held on June 30, 2016 (the "2016 Proxy"). In the 2016 Proxy, defendants solicited stockholder votes to, among other things, reelect defendants Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer, McInerney, Shaw, Smith, and Webb. Defendants issued materially misleading statements with respect to the solicited votes.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   147.   The 2016 Proxy highlighted the Company's claimed progress on its turnaround

2 efforts, by among other things, pointing to the Company's one billion monthly users and growth

3 businesses, many of which require Yahoo accounts. These statements were misleading, because

4 they did not discuss the data breaches and the likely decline it would cause to these very businesses

5 and monthly users, despite knowing about the breach for over a year at this point. In particular, the

6 2016 Proxy stated, "We continued our progress on our turnaround efforts to restore the Company to

7 sustainable growth focusing our resources on our growth oriented businesses, stabilizing declining

8 revenues, and sunsetting unprofitable products and services. We also maintained our base of over

9 one billion monthly users. Our growth businesses – Mobile, Video, Native, and Social ("Mavens") –

10 delivered more than $1.6 billion of [generally accepted accounting principles] revenue in 2015."

11   148.   Defendants Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer, McInerney,

12 Shaw, Smith, and Webb also discussed their plan for 2016, stating that they plan to "***Play to Our***

13 ***Strengths to Grow User Engagement.*** Prioritize growing engagement with our enormous user base

14 of more than one billion monthly users." Again, the 2016 Proxy did not discuss the data breaches,

15 how those data breaches would affect user engagement or the Company's user base, or how it

16 planned to deal with those, despite the material effect notice of the data breaches would have on this

17 strategic plan.

18   149.   In addition to the above, in seeking the reelection of defendants Braham, Brandt, Filo,

19 Friedman, Hartenstein, Hill, Mayer, McInerney, Shaw, Smith, and Webb, the 2016 Proxy stated the

20 following:

21   **The Board's Role in Risk Oversight**

22   The Board, as a whole and through its committees, serves an active role in
23   overseeing management of the Company's risks. The Company's officers are
    responsible for day-to-day risk management activities. The full Board monitors risks
24   through regular reports from each of the committee chairs and the General Counsel,
    and is apprised of particular risk management matters in connection with its general
25   oversight and approval of corporate matters. The Board and its committees oversee
    risks associated with their respective areas of responsibility, as summarized below.
26   Each committee meets with key management personnel and representatives of
    outside advisers as required.
27
    The Audit Committee reviews risks and exposures associated with financial matters,
28   particularly financial reporting, tax, accounting, disclosures, internal control over

- 49 -

1 financial reporting, investment guidelines and credit and liquidity matters, programs
2 and policies relating to legal compliance and strategy, and the Company's operational
   infrastructure, particularly reliability, business continuity and capacity.

3   150.   These claims were misleading because the 2016 Proxy omitted any disclosures

4 reflecting or acknowledging the data breaches, the delay in alerting users, how those would affect the

5 Company's business, and the lack of adequate cybersecurity and related risk protocols and internal

6 controls necessitating disclosure of the data breaches.

7   151.   The 2016 Proxy harmed the Company by interfering with the proper governance on

8 its behalf that follows the free and informed exercise of the stockholders' right to vote for directors.

9 As a result of defendants James, Scott, Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer,

10 McInerney, Shaw, Smith, and Webb's misleading statements in the 2016 Proxy, Yahoo's

11 stockholders voted to reelect defendants Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer,

12 McInerney, Shaw, Smith, and Webb.

13 **THE VERIZON DEAL IS COMPLETED ON UNFAVORABLE TERMS TO YAHOO**
   AND ITS STOCKHOLDERS AS A RESULT OF DEFENDANTS'
14 **BREACHES OF FIDUCIARY DUTY**

15   152.   Beginning in early January 2017, news articles began to report that Verizon viewed

16 the data breach revelations as a "material adverse event" under the Purchase Agreement and had

17 informed Yahoo it may cancel the deal or require substantial concessions or amendments.[15]

18 Accordingly, on January 23, 2017, Yahoo announced that it was delaying consummation of the

19

20

21 [15] *See, e.g.*, Deepa Seetharaman, *Verizon Sees Yahoo Data Breach as 'Material' to Takeover*, Wall
   St. J. (Oct. 13, 2016), available online at http://www.foxbusiness.com/markets/2016/10/13/verizon-
22 sees-yahoo-data-breach-as-material-to-takeover.html; Thomas Gryta and Deepa Seetharaman,
   Verizon Puts Yahoo on Notice After Data Breach, Wall St. J. (Oct. 13, 2016) available online at
23 https://www.wsj.com/articles/verizon-sees-yahoo-data-breach-as-material-to-takeover-1476386718
   (citing an October 13, 2016 meeting at Verizon's Washington, D.C. office at which Verizon General
24 Counsel Craig Silliman stated that it was "reasonable" to believe that Yahoo's 2014 data breach
   would constitute a "material adverse event" under the Purchase Agreement); David Jones, *Verizon*
25 *Signals Cold Feet Over Yahoo Deal*, E-Commerce Times, (Oct. 17, 2016) available online at
   http://www.ecommercetimes.com/story/84002.html (quoting Verizon General Counsel Craig
26 Silliman as stating: "I think we have a reasonable basis to believe right now that the impact is
27 material, and we're looking to Yahoo to demonstrate to us the full impact…. If they believe that it's
   not, then they'll need to show us that.").
28

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1 Purchase Agreement until the second quarter of 2017, despite previously announced plans to close

2 the deal during the first quarter of 2017.

3   153.   Verizon ultimately used its leverage to compel Yahoo to (among other things) reduce

4 the purchase price by $350 million and to pay 50% of post-closing cash liabilities related to the data

5 breaches.

6   154.   Specifically, on February 20, 2017, Yahoo and Verizon entered into an Amendment

7 to Stock Purchase Agreement amending the Original Stock Purchase Agreement (the "SPA

8 Amendment" and, together with the Original Stock Purchase Agreement, the "Amended Stock

9 Purchase Agreement"), and, concurrently with the execution of the SPA Amendment, Yahoo and

10 Yahoo Holdings entered into an Amendment to Reorganization Agreement amending the Original

11 Reorganization Agreement (the "RA Amendment"). Additionally, concurrently with the execution of

12 the SPA Amendment and the RA Amendment, Yahoo, Yahoo Holdings, and Verizon entered into a

13 Settlement and Release Agreement (the "Settlement and Release Agreement").

14   155.   The SPA Amendment, among other things: (i) reduced the consideration to be paid by

15 Verizon to Yahoo in connection with the transaction by $350,000,000 to $4,475,800,000;

16 (ii) provided that certain data security incidents to which Yahoo has been subject will be disregarded

17 for purposes of determining whether certain closing conditions have been satisfied and in

18 determining whether a "Business Material Adverse Effect" has occurred; and (iii) provided that the

19 date after which each of Yahoo and Verizon may terminate the Amended Stock Purchase Agreement

20 if the Closing (as defined in the Amended Stock Purchase Agreement) has not occurred has been

21 extended to July 24, 2017.

22   156.   The RA Amendment provided, among other things, that Yahoo and Verizon will each

23 be responsible for 50% of certain post-closing cash liabilities related to certain data security

24 incidents and other data breaches incurred by the Company—namely, all liabilities related to non-

25 SEC government investigations and third-party litigation related to the breaches. And any liabilities

26 resulting from stockholder litigation related to the breaches is now the responsibility of

27 Yahoo/Altaba.

28

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

157.   In a February 28, 2017, Morgan Stanley Technology, Media & Telecom Conference, Matt Ellis, Verizon's Executive Vice President and CFO, noted the obvious reality that the price reduction and the liabilities-sharing agreement were "a result of the [data] breach."

158.   A stockholder vote was conducted on June 8, 2017, and Verizon completed the acquisition of Yahoo's operating assets on June 13, 2017. On June 16, 2017, Yahoo officially changed its name to Altaba. Yahoo's core operating assets will be integrated into Verizon, with the exception of Yahoo's 15% stake in Alibaba, a 36% stake in Yahoo Japan, its cash, convertible notes, certain minority investments, and a noncore portfolio of patents called Excalibur.

DAMAGES TO YAHOO CAUSED BY THE INDIVIDUAL DEFENDANTS

159.   As a result of the Individual Defendants' wrongful conduct, Yahoo disseminated improper financial statements that misrepresented the Company's knowledge of the data breaches. These improper statements devastated the Company's credibility, as reflected by its more than 4.21% market capitalization loss following the acknowledgment on September 22, 2016, of 2014 data breach, and 6.11% market capitalization loss following the acknowledgment of the 2013 data breach on December 14, 2016. Additionally, the Company is now the subject of a securities class action alleging securities laws violations in connection with the improper financial reporting. Further, Yahoo's failure to timely alert its users of the data breaches violated numerous state laws. The Company is now subject to at least forty three consumer class actions that allege it violated these disclosure obligations and failed to take appropriate steps to keep its users' data safe. The Company will face substantial costs in connection with the consumer and securities class action lawsuits.

160.   The Company is also the subject of numerous U.S. and foreign government investigations, including by the SEC, the FBI, the Federal Trade Commission and other federal, state, and foreign governmental officials and agencies, including a number of State Attorneys General, and the U.S. Attorney's office for the Southern District of New York. Yahoo will incur substantial costs in responding to this investigation.

161.   The Individual Defendants' misconduct also jeopardized and significantly prolonged the closing of the Verizon transaction, as alleged above. The acquisition price was materially reduced by $350 million to $4.48 billion and Yahoo will continue to be responsible for liabilities

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   from stockholder lawsuits and SEC investigations as a result of the liability sharing agreement the

2   Company was forced to accept in order to reach a new deal.

3   162.   In addition, Yahoo recorded expenses of $16 million related to the data breach in the

4   year ended December 31, 2016, of which $5 million was associated with ongoing forensic

5   investigation and remediation activities, and $11 million was associated with nonrecurring legal

6   costs.

7   163.   The Company also paid substantial compensation to directors and officers that

8   breached their fiduciary duty and violated federal securities and state consumer laws. The retention

9   of this payment by the Individual Defendants is unfair and unjust.

10   **THE INDIVIDUAL DEFENDANTS PROFITED FROM INSIDE KNOWLEDGE**

11   164.   Throughout the course of the relevant period, certain defendants stood to gain

12   millions stemming from particular insider knowledge related to the Yahoo breach which was not yet

13   readily available to the general public. For instance, while knowing that Yahoo had just suffered one

14   of the country's most severe data breaches in U.S. history, defendant Mayer sold approximately 1.2

15   million shares of Yahoo common stock. Proceeds received from the sale of the artificially inflated

16   stock amounted to more than $51 million.

17   165.   Like defendant Mayer, defendants Goldman and James gained over $12.6 million,

18   and $879,000 in proceeds, respectively. These insider sales are summarized in the following table:

Insider	Date	Shares	Price	Proceeds
Goldman	May 6, 2014	7,500	$36.90	$276,747.75
	August 1, 2014	7,500	$35.63	$267,231.00
	August 18, 2014	15,000	$37.50	$562,500.00
	March 9, 2015	30,000	$43.45	$1,303,470.00
	March 8, 2016	90,194	$33.26	$3,000,023.81
	May 3, 2016	200,000	$36.10	$7,219,660.00
	TOTAL	**350,194**		**$12,629,632.56**
James	January 30, 2015	19,746	$43.99	$868,589.02
	January 30, 2015	254	$44.58	$11,322.86
	TOTAL	**20,000**		**$879,911.89**
Mayer	February 7, 2014	36,000	$36.83	$1,325,908.80
	February 21, 2014	36,000	$37.40	$1,346,360.40
	March 4, 2014	36,000	$39.53	$1,423,249.20
	March 17, 2014	36,000	$38.88	$1,399,784.40
	April 1, 2014	36,000	$36.34	$1,308,070.80
	April 15, 2014	36,000	$33.69	$1,212,886.80
	April 30, 2014	36,000	$35.86	$1,290,956.40

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

May 15, 2014	36,000	$33.79	$1,216,364.40
May 30, 2014	36,000	$34.56	$1,244,131.20
June 10, 2014	36,000	$36.04	$1,297,461.60
June 26, 2014	36,000	$33.60	$1,209,520.80
July 10, 2014	36,000	$34.86	$1,254,870.00
July 23, 2014	36,000	$33.81	$1,217,167.20
August 5, 2014	36,000	$36.10	$1,299,729.60
August 18, 2014	36,000	$37.51	$1,350,309.60
September 5, 2014	36,000	$39.37	$1,417,356.00
September 15, 2014	36,000	$42.44	$1,527,789.60
October 2, 2014	36,000	$40.00	$1,439,856.00
October 16, 2014	36,000	$37.77	$1,359,856.80
October 31, 2014	36,000	$45.89	$1,652,036.40
November 12, 2014	36,000	$50.55	$1,819,738.80
November 25, 2014	36,000	$51.79	$1,864,566.00
December 8, 2014	36,000	$49.45	$1,780,351.20
December 22, 2014	36,000	$51.16	$1,841,857.20
January 8, 2015	36,000	$49.64	$1,787,115.60
January 20, 2015	36,000	$47.62	$1,714,413.60
April 9, 2015	200,000	$46.00	$9,200,000.00
April 16, 2015	100,000	$46.00	$4,600,000.00
TOTAL	**1,236,000**		**$51,401,708.40**
TOTAL INSIDER SALES			**$64,911,252.84**

166.   But for their personal knowledge of Yahoo's failure to comply with information security protocols resulting in damages to millions of Yahoo consumers, defendants would not have pocketed over $64 million in profits.

167.   In addition to gaining a substantial financial payout from the sale of Yahoo stock based on nonpublic information, certain defendants were protected by the benefits of a golden parachute in connection with the Yahoo-Verizon transaction. As CEO of Yahoo, defendant Mayer was entitled to receive $23 million, whereas defendant Goldman was to receive $8.9 million.

168.   Defendants Filo, Smith, Webb, McInerney, Braham, Shaw, Hill, Hartenstein, and Brandt also had the opportunity to benefit substantially from the Yahoo-Verizon transaction and could not risk exposure of the truth about the two largest data breaches of all time. In total, these defendants owned over 12.5 million shares of Yahoo stock as of April 27, 2017, worth over $658

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1 million at the time of the purchase. Their financial interests would have been severely damaged had

2 the truth been revealed when they initially learned about the massive data breaches.

3 **DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS**

4 169.   Plaintiffs bring this action derivatively in the right and for the benefit of the Company

5 to redress injuries suffered, and to be suffered, by the Company as a direct result of violations of the

6 federal securities laws, breach of fiduciary duties, and unjust enrichment, as well as the aiding and

7 abetting thereof, by the Individual Defendants. The Company is named as a nominal defendant

8 solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that

9 it would not otherwise have.

10 170.   Plaintiffs will adequately and fairly represent the interests of Altaba in enforcing and

11 prosecuting its rights.

12 171.   Plaintiffs were stockholders of Yahoo at the time of the wrongdoing complained of,

13 have continuously been stockholders of Yahoo/Altaba, and are current Altaba stockholders.

14 172.   At the time this litigation was commenced, the Board consisted of the following

15 eleven individuals: defendants Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer,

16 McInerney, Shaw, Smith, and Webb. Plaintiffs did not make any demand on the Board to institute

17 this action because such a demand would have been a futile, wasteful, and useless act, as set forth

18 below.

19 **Demand Would Have Been Futile Because Defendants Braham, Brandt, Filo, Friedman,**
20 **Hartenstein, Hill, Mayer, McInerney, Shaw, Smith, and Webb Face a Substantial Likelihood**
   of Liability for Their Misconduct

21 173.   As alleged above, defendants Braham, Brandt, Filo, Friedman, Hartenstein, Hill,
22 Mayer, McInerney, Shaw, Smith, and Webb violated section 14(a) of the Exchange Act by at least
23 negligently making the misstatements and omissions in the 2015 Proxy and 2016 Proxy.
24 Accordingly, demand is excused because a majority of the Board faces a substantial likelihood of
25 liability.
26 174.   Defendants Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer, McInerney,
27 Shaw, Smith, and Webb also breached their fiduciary duty of loyalty by making and allowing
28 improper statements to be made in the Company's public statements, including its Annual and

- 55 -

1 Quarterly Reports and Proxy Statements. In addition, these Board members allowed the Company to

2 conceal and delay announcing the data breaches, despite the Company's knowledge of it, exposing

3 Yahoo to massive liability in the consumer class actions. These Board members also utterly failed to

4 manage Yahoo's well-recognized security risks, including by failing to ensure the Company

5 maintained the necessary risk protocols and controls and other cybersecurity measures, despite

6 knowledge of the Company's long history of data breaches and insufficient controls to address them.

7 Accordingly, these defendants face a sufficiently substantial likelihood of liability for breaching their

8 fiduciary duties. Demand upon these defendants is futile.

9   175.   Audit and Finance Committee Defendants Braham, Brandt, McInerney, and Webb, as

10 members of the Audit and Finance Committee, were responsible under the Audit and Finance

11 Committee Charter in effect during the relevant period for reviewing and approving quarterly and

12 annual financial statements and Yahoo's internal controls, as described above. Despite these duties,

13 the Audit and Finance Committee Defendants knowingly or recklessly reviewed and approved

14 improper financial statements. The Audit and Finance Committee Defendants also reviewed and

15 approved Yahoo's ineffective internal controls. They nonetheless utterly failed to manage Yahoo's

16 well-recognized security risks, including by failing to ensure the Company maintained the necessary

17 risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's

18 long history of data breaches and insufficient controls to address them. Accordingly, these

19 defendants face a sufficiently substantial likelihood of liability for breaching their fiduciary duties.

20 Demand upon these defendants is futile.

21   176.   Defendant Mayer also faces a substantial likelihood of liability for selling

22 approximately 1.2 million shares of Yahoo common stock for more than $51 million while

23 possessing material nonpublic adverse information about the 2014 data breach and the true state of

24 the Company's woefully inadequate cybersecurity and related disclosure controls. Demand on

25 defendant Mayer is, therefore, futile on this ground as well.

26   177.   Plaintiffs did not make any demand on the other stockholders of the Company to

27 institute this action since such demand would have been a futile and useless act for at least the

28 following reasons:

- 56 -

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   (a)   when this action was commenced, Yahoo was a publicly held company with

2 over 954 million shares outstanding and thousands of stockholders (Altaba has over 894 million

3 shares outstanding);

4   (b)   making demand on such a number of stockholders would be impossible

5 for plaintiffs who have no way of finding out the names, addresses, or phone numbers of

6 stockholders; and

7   (c)   making demand on all stockholders would force plaintiffs to incur excessive

8 expenses, assuming all stockholders could be individually identified.

9 ### COUNT I

10 **Against Defendants Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer,**
McInerney, Shaw, Smith, and Webb for Violation of Section 14(a) of the Exchange Act
11

12   178.   Plaintiffs incorporate by reference and reallege each and every allegation contained

13 above, as though fully set forth herein.

14   179.   The section 14(a) Exchange Act claims alleged herein are based solely on negligence.

15 They are not based on any allegation of reckless or knowing conduct by or on behalf of Director

16 Defendants Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer, McInerney, Shaw, Smith, and

17 Webb. The section 14(a) Exchange Act claims alleged herein do not allege and do not sound in

18 fraud. Plaintiffs specifically disclaim any allegations of, reliance upon any allegation of, or

19 reference to any allegation of fraud, scienter, or recklessness with regard to the nonfraud claims.

20   180.   Director defendants Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer,

21 McInerney, Shaw, Smith, and Webb negligently issued, caused to be issued, and participated in the

22 issuance of materially misleading written statements to stockholders which were contained in the

23 2015 Proxy and 2016 Proxy.

24   181.   The misleading information contained in the 2015 Proxy and 2016 Proxy were

25 material to Yahoo's stockholders in determining whether or not to elect defendants Braham, Brandt,

26 Filo, Friedman, Hartenstein, Hill, James, Levchin, Mayer, McInerney, Schwab, Scott, Shaw, Smith,

27 and Webb. This information was also material to the integrity of these directors that were proposed

28

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1 for election to the Board. The proxy solicitation process in connection with the 2015 Proxy and

2 2016 Proxy was an essential link in the reelection of nominees to the Board.

3   182. Plaintiffs, on behalf of Yahoo, thereby seek relief for damages inflicted upon the

4 Company based upon the misleading 2015 Proxy and 2016 Proxy.

5 **COUNT II**

6 **Against the Individual Defendants for Violation of Section 20(a) of the Exchange Act**

7   183. Plaintiffs incorporate by reference and reallege each and every allegation contained

8 above, as though fully set forth herein.

9   184. The Individual Defendants acted as controlling persons within the meaning of section

10 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors

11 of Yahoo and participation in and/or awareness of the Company's operations and/or intimate

12 knowledge of the false statements contained in the 2015 Proxy and 2016 Proxy filed with the SEC,

13 they had the power to influence and control and did influence and control, directly or indirectly, the

14 decision-making of the Company, including the content and dissemination of the various statements

15 which plaintiffs contend are false and misleading.

16   185. Each of the Individual Defendants was provided with or had unlimited access to

17 copies of the 2015 Proxy and 2016 Proxy and other statements alleged by plaintiffs to be misleading

18 prior to and/or shortly after these statements were issued and had the ability to prevent the issuance

19 of the statements or cause the statements to be corrected.

20   186. In particular, each of the Individual Defendants had direct and supervisory

21 involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had

22 the power to control or influence the particular transactions giving rise to the securities violations as

23 alleged herein, and exercised the same. The 2015 Proxy and 2016 Proxy contain the unanimous

24 recommendation of each of the Individual Defendants to the stockholders to vote in favor of the

25 election of directors. They were, thus, directly involved in the making of this document.

26   187. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of

27 the Exchange Act.

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VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

188.   As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated section 14(a) and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to section 20(a) of the Exchange Act. As a direct and proximate result of defendants' conduct, Yahoo's stockholders will be irreparably harmed.

COUNT III

Against the Individual Defendants for Breach of Fiduciary Duties

189.   Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

190.   The Individual Defendants owed and owe the Company fiduciary obligations. By reason of their fiduciary relationships, the Individual Defendants owed and owe the Company the highest obligation of due care, loyalty, and good faith.

191.   The Individual Defendants, and each of them, violated and breached their fiduciary duties by, among other things: (i) making improper statements in the Company's press releases and public filings concerning the Company's data security and related controls; (ii) failing to reveal in a reasonable amount of time that the Company's users' data was exposed in the data breaches; and (iii) utterly failing to manage Yahoo's known security risks, including by failing to ensure the Company maintained the necessary risk protocols and controls and other cybersecurity measures, despite knowledge of the Company's long history of data breaches and insufficient controls to address them.

192.   Defendants Mayer, Goldman, and James further breached their fiduciary duties by selling stock while in possession of material, adverse non-pubic information.

193.   As a direct and proximate result of defendants' failure to perform their fiduciary obligations, the Company has sustained significant damages. As a result of the misconduct alleged herein, these defendants are liable to the Company.

194.   Plaintiffs, on behalf of the Company, have no adequate remedy at law.

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

COUNT IV

Against Defendants Mayer, Goldman, James, and the Director Defendants for Violations of California Corporations Code Sections 25402 and 25403

195.   Defendants Mayer, Goldman, and James, by virtue of their positions and relationship with Yahoo during the relevant time period, including as officers and/or directors, had access, directly or indirectly, to material information about Yahoo that was not generally available to the public, as described above, including the true nature and extent of past data breaches, and the failure to investigate and remediate such breaches.

196.   Defendants Mayer, Goldman, and James sold their Yahoo common stock in California at a time when they knew such material, nonpublic information about Yahoo gained from their relationship which would significantly affect the market price of that security and which was not generally available to the public, and which they knew was not intended to be so available, and with no reason to believe that the person buying such securities was also in possession of that information, in violation of California Corporations Code section 25402.

197.   The Director Defendants, who, through their positions, possessed control and influence over defendants Mayer, Goldman, and James and their sale of Yahoo stock, and had knowledge of such sales, and had knowledge of the same material, nonpublic information, are liable to the same extent defendants Mayer, Goldman, and James are liable under California Corporations Code section 25403.

198.   The Company has total assets in excess of one million dollars and has a class of equity security held of record by 500 or more persons.

199.   Defendants Mayer, Goldman, and James and the Director Defendants are liable for damages in an amount up to three times the difference between the sales price and the true market value, as well as for reasonable attorney's fees and costs under California Corporations Code section 25502.5.

COUNT V

Against the Individual Defendants for Unjust Enrichment

200.   Plaintiffs incorporate by reference and reallege each and every allegation contained

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1 above, as though fully set forth herein.

2   201.   By their wrongful acts and omissions, the Individual Defendants were unjustly

3 enriched at the expense of and to the detriment of the Company. The Individual Defendants were

4 unjustly enriched as a result of the salaries, bonuses, and other forms of compensation they received

5 while breaching their fiduciary duties owed to the Company.

6   202.   Defendants Mayer, Goldman, and James were unjustly enriched as a result of their

7 sales of Company stock while in possession of material, adverse non-pubic information.

8   203.   Defendants Mayer, Goldman, Filo, Smith, Webb, McInerney, Braham, Shaw, Hill,

9 Hartenstein, and Brandt were unjustly enriched as a result of the substantial compensation they

10 received following the closing of the Verizon deal, notwithstanding their breaches of fiduciary duty

11 and other violations of law.

12   204.   Plaintiffs, as stockholders and representatives of the Company, seek restitution from

13 these defendants, and each of them, and seek an order of this Court disgorging all profits, benefits,

14 and other compensation obtained by these defendants, and each of them, from their wrongful

15 conduct and fiduciary breaches.

16   205.   Plaintiffs, on behalf of the Company, have no adequate remedy at law.

17   **PRAYER FOR RELIEF**

18   WHEREFORE, Plaintiffs demand for a judgment as follows:

19   A.   Against the Individual Defendants and in favor of the Company for the amount of

20 damages sustained by the Company as a result of the Individual Defendants' violation of securities

21 law, the California Corporations Code, breaches of fiduciary duties, and unjust enrichment;

22   B.   Extraordinary equitable and/or injunctive relief as permitted by law, equity, and state

23 statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust

24 on, or otherwise restricting defendants' assets so as to assure that plaintiffs, on behalf of the

25 Company, have an effective remedy;

26   C.   Awarding to the Company restitution from the defendants, and each of them, and

27 ordering disgorgement of all profits, benefits, and other compensation obtained by the defendants;

28

VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1   D.   Awarding to plaintiffs reasonable attorneys' fees, consultant and expert fees, costs,

2   and expenses; and

3   E.   Granting such other and further relief as the Court deems just and proper.

4   **JURY DEMAND**

5   Plaintiffs demand a trial by jury.

6   Dated: July 6, 2017   ROBBINS ARROYO LLP
                                                  BRIAN J. ROBBINS
7   FELIPE J. ARROYO
                                                  SHANE P. SANDERS
8

9   /s/ *Shane P. Sanders*
                                                  SHANE P. SANDERS
10

11   600 B Street, Suite 1900
                                                  San Diego, CA 92101
12   Telephone: (619) 525-3990
                                                  Facsimile (619) 525-3991
13   E-mail: brobbins@robbinsarroyo.com
                                                        farroyo@robbinsarroyo.com
14   ssanders@robbinsarroyo.com

15   Lead Counsel for Plaintiffs

16   HYNES KELLER & HERNANDEZ, LLC
                                                  BETH A KELLER
17   118 North Bedford Road, Suite 100
                                                  Mount Kisco, NY 10549
18   Telephone: (914) 752-3040
                                                  Facsimile: (914) 752-3041
19   E-mail: bkeller@hkh-lawfirm.com

20   Counsel for Plaintiff Edith Liss

21

22

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26 1185126

27

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                VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

1

CERTIFICATE OF SERVICE

2   I hereby certify that on July 6, 2017, I electronically transmitted the foregoing document, and

3   all attachments thereto, to the Clerk of the Court for filing using the ECF system, which will send

4   notification of such filing to all registered participants.

5   I further certify that I also caused the foregoing document, and all attachments thereto, to be

6   served on the following parties via electronic mail:

7

8   MORRISON & FOERSTER LLP
             Judson Lobdell, Esq.
9   JLobdell@mofo.com

10

11

                                            s/ Shane P. Sanders
12   SHANE P. SANDERS

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

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VERIFIED CONSOLIDATED STOCKHOLDER DERIVATIVE COMPLAINT

VERIFICATION

I, David Summer, hereby declare as follows:

I am a stockholder of Altaba Inc., formerly known as Yahoo! Inc., and have been a stockholder continuously since March 7, 2013. I have retained competent counsel and am ready, willing, and able to pursue this action vigorously on behalf of Altaba Inc. I have reviewed the Verified Consolidated Stockholder Derivative Complaint (the "Complaint"). Based upon discussions with and reliance upon my counsel, and as to those facts of which I have personal knowledge, the Complaint is true and correct to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Signed and Accepted:

Dated: 7/6/17



DAVID SUMMER

VERIFICATION

I, Jay Bowser, hereby declare as follows:

I am a stockholder of Altaba Inc., formerly known as Yahoo! Inc., and have been a stockholder continuously since April 11, 2014. I have retained competent counsel and am ready, willing, and able to pursue this action vigorously on behalf of Altaba Inc. I have reviewed the Verified Consolidated Stockholder Derivative Complaint (the "Complaint"). Based upon discussions with and reliance upon my counsel, and as to those facts of which I have personal knowledge, the Complaint is true and correct to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Signed and Accepted:

Dated: 7-6-17



JAY BOWSER

<u>VERIFICATION</u>

I, Edith Liss, hereby declare as follows:

I am a stockholder of Altaba Inc., formerly known as Yahoo! Inc., and have been a stockholder continuously since April 14, 2004. I have retained competent counsel and am ready, willing, and able to pursue this action vigorously on behalf of Altaba Inc. I have reviewed the Verified Consolidated Stockholder Derivative Complaint (the "Complaint"). Based upon discussions with and reliance upon my counsel, and as to those facts of which I have personal knowledge, the Complaint is true and correct to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Signed and Accepted:

Dated: ___7-6-17___



Edith Liss

Exhibit A

REDACTED

FILED

UNDER SEAL